   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 23, 1998



                                                      REGISTRATION NO. 333-66085

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                   FORM SB-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                      EDUCATIONAL VIDEO CONFERENCING, INC.
       (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    8299                                 06-1488212AA9
         (STATE OR JURISDICTION                 (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
           OF INCORPORATION)                    CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

            35 EAST GRASSY SPRAIN ROAD, SUITE 504, YONKERS, NY 10710
                                 (914) 395-3501
(ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES AND PRINCIPAL PLACE
                                  OF BUSINESS)
                            ------------------------

                              DR. AROL I. BUNTZMAN
                 35 EAST GRASSY SPRAIN ROAD, YONKERS, NY 10710
                                 (914) 395-3501
              (ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:

                   JOSEPH D. ALPERIN, ESQ.                                         HENRY O. SMITH III, ESQ.
               FISCHBEINOBADILLOOWAGNEROHARDING                                      PROSKAUER ROSE LLP
             909 THIRD AVENUE, NEW YORK, NY 10022                           1585 BROADWAY, NEW YORK, NY 10036-8299
                       (212) 826-2000                                                  (212) 969-3000

                            ------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /x/

    If this form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                                            PROPOSED
                                                                                            MAXIMUM
                                TITLE OF EACH CLASS                                        AGGREGATE          AMOUNT OF
                           OF SECURITIES TO BE REGISTERED                              OFFERING PRICE(1)    REGISTRATION FEE
Common stock, $0.0001 par value.....................................................          $16,560,000      $ 5,710.00
Representative's Warrants...........................................................                  120            0.04
Common stock, $0.0001 par value, underlying Representative's Warrants(2)............            1,728,000          596.00
Total...............................................................................          $18,288,120      $ 6,306.04(3)


(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.


(2) Pursuant to Rule 416, this Registration Statement also covers an indeterminable number of additional shares of common stock issuable as a result of any future anti-dilution adjustments in accordance with the terms of the Representative's Warrants.



(3) $4,956.03 was previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED DECEMBER 23, 1998


PROSPECTUS


                                1,200,000 SHARES


                      EDUCATIONAL VIDEO CONFERENCING, INC.

                                  COMMON STOCK

                            ------------------------


     Educational Video Conferencing, Inc. is offering 1,200,000 shares of common stock. This is our first public offering and no public market currently exists for our shares. The public offering price is expected to be between $11.00 and $13.00 per share. EVC has applied to list the common stock on the Pacific
Exchange under the symbol "   ," the Boston Stock Exchange under the symbol
"   " and on the Nasdaq SmallCap Market under the symbol "   ."


                            ------------------------


           INVESTING IN THE COMMON STOCK INVOLVES SUBSTANTIAL RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                            ------------------------


                                                                PRICE TO      UNDERWRITING DISCOUNTS    PROCEEDS TO
                                                               THE PUBLIC     AND COMMISSIONS               EVC
                                                               -----------    ----------------------    -----------
Per Share...................................................   $                    $                   $
Total.......................................................   $                    $                   $


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     We and certain of our principal stockholders have granted to the Underwriters the right to purchase an aggregate of up to 180,000 additional shares of common stock to cover over-allotments. Up to 41,666 shares may be purchased from these principal stockholders. We will not receive any of the proceeds from the sale of shares, if any, purchased by the Underwriters from these principal stockholders. The Underwriters are offering the shares on a firm commitment basis and expect to deliver them to purchasers on or about
         , 1999.





                               PRIME CHARTER LTD.



                                         , 1999.

                               PROSPECTUS SUMMARY

ABOUT OUR COMPANY

     We deliver educational courses and programs to employees of major corporations via interactive video conferencing systems. Interactive video conferencing systems allow the instructor to see, hear and interact with students as the students see, hear and interact with the instructor and other students at multiple locations. We currently deliver these courses to video conferencing locations of our corporate customers and, if requested, we can deliver courses to the individual student's desktop computer at work or at home. We provide corporate customers with access to education providers and the marketing and administrative services necessary to recruit, enroll and deliver courses and programs to a corporation's employees. We serve as a marketing and technology bridge between accredited colleges, universities and training organizations that want to increase enrollment and tuition revenue from student populations they otherwise could not serve, and corporations that want to raise the education and skill levels of their employees.


     We currently offer courses to employees of Citibank, N.A., American International Group, Inc., Merrill Lynch, & Co., Inc., Travelers Indemnity Company, and Zurich Insurance Company (U.S. Branch). In February 1998, we started offering courses to Citibank employees in New York City and to AIG employees in Atlanta, Boston, Chicago, Cleveland, Dallas, Livingston and Parsippany, New Jersey, Wilmington, Delaware and New York City. In September 1998, we began delivering courses to Merrill Lynch employees in Chicago and Jersey City and, in November 1998, we began delivering courses to Travelers and Zurich Insurance employees at a number of U.S. sites. In the first quarter 1999, we expect to begin offering courses in Europe to employees of some of our corporate customers and to Reliance National and General Reinsurance Corporation employees in the United States.



     We currently deliver courses given by Adelphi University, The College of Insurance and Mercy College. In the first quarter of 1999, we expect to begin delivering executive development courses from the University of Notre Dame and graduate computer engineering courses given by Manhattan College. Our agreements with education providers enable us to offer accredited undergraduate and graduate courses and degree programs, corporate training and executive development programs, software applications programs and professional licensing programs. Areas of study include insurance and risk management, banking, finance, management, marketing, economics, accounting, computer science, leadership, entrepreneurship, education, engineering and general studies. In addition, we offer national exam preparation courses for the insurance industry.



     We currently have agreements with AT&T Corp. and VSI Enterprises, Inc. to co-market our courses and programs with AT&T's telecommunications services and VSI's interactive video conferencing systems.



     We were organized in March 1997. Our principal executive offices are located at 35 East Grassy Sprain Road, Suite 504, Yonkers, New York 10710, and our telephone number is (914) 395-3501. We maintain a World Wide Web site at www.evcinc.com. This reference to our World Wide Web site address does not constitute incorporation by reference of the information contained therein. In this Prospectus, "EVC," "we," "us" and "our" refer to Educational Video Conferencing, Inc.



ABOUT THE MARKET FOR OUR SERVICES



     Adults represent a substantial segment of the higher education market. According to the U.S. Department of Education's National Center For Education Statistics, in 1994 about 40% of adults (76 million) participated in adult education activities, including work related courses taken by about one-half of the adult participants. Burdened by the competing time demands of work and family, many working adults want to attend courses that are convenient to their homes or places of work. The emphasis on locational convenience, together with the availability of tuition reimbursement incentives offered by employers, have contributed to an increase in demand for higher education and training at off-campus locations. We believe that our interactive video conferencing systems enable students to experience more closely an actual classroom environment than any other distance learning system currently available.


     Certain economic, demographic and social trends are contributing to the growing demand for career-oriented education, such as:



     o The recognition of the need for continuing education by employers. Corporations are investing in intellectual development of employees in order to gain competitive advantages. According to the October 1998 issue of Training, corporations with over 100 employees budgeted approximately $60.7 billion for training in 1997, compared to approximately $45 billion in 1992.



     o Occupations with largest and fastest employment growth. The ongoing transformation of the U.S. economy from an industrial economy to a knowledge-based economy requires employees to be better educated. The Bureau of Labor Statistics' 1998-99 Occupational Handbook indicates that of the 25 occupations with the largest and fastest employment growth, high pay, and low unemployment, 18 will require at least a bachelor's degree and are projected to grow nearly twice as fast as the average for all occupations.



     o Economic value of post-secondary education. We believe there is increased recognition among adults that post-secondary education leads to significant improvements in an individual's financial and employment prospects.



     o Education provider's need for additional sources of revenue. Education providers recognize that adult enrollment is a significant source of revenue and an important element in their economic growth.



OUR BUSINESS STRATEGY



     Our business strategy is to become the leading provider of college, university and training courses and programs that are offered at geographically dispersed sites throughout the world, using interactive video conferencing systems, by:



     o targeting major corporations and other organizations with more than 5,000 employees that provide for the reimbursement of at least 80% of tuition costs;



     o making alliances with education providers offering courses and programs fitting the needs, interests and academic qualifications of the employees of our corporate customers;



     o making alliances with equipment vendors and telecommunications providers in order to lower our equipment and telecommunications costs and to co-market each other's services; and



     o staging the rollout of courses and programs to the employees of our corporate customers, in order to allocate additional resources to market to, and contract with, a larger number of corporations.

                                  THE OFFERING



Shares Offered to Public...............................  1,200,000 shares
Over-allotment Option..................................  Up to 180,000 shares (the last 41,666 shares to be sold by certain selling stockholders)
Total Shares Outstanding Prior to Offering.............  3,008,907
Total Shares Outstanding After Offering................  4,208,907 shares
Total Shares Outstanding After Offering and Exercise of
  all Options and Warrants.............................  5,017,491 shares (including over-allotment shares and
                                                         Representative's warrants)
Assumed Price Per Share to Public......................  $12.00 per share
Total Proceeds Raised by Offering......................  $14,400,000
Underwriting Discounts and Commissions.................  $1,440,000 or 7% of the total proceeds plus a 3%
                                                         non-accountable expense allowance
Other Expenses of the Offering.........................  $900,000 (estimated)
Net Proceeds to EVC....................................  $12,060,000 (estimated)
Use of Proceeds........................................  Purchase of equipment, marketing, hiring additional personnel and working capital
Proposed PCX Symbol....................................
Proposed BSE Symbol....................................
Proposed Nasdaq Symbol.................................
Dividend Policy........................................  No dividend expected



     Unless otherwise indicated, all dollar amounts in this Prospectus have been rounded to the nearest thousand, and the information in this Prospectus:
(i) gives effect to our reincorporation in Delaware in April 1998 (ii) assumes no exercise of the Underwriters' over-allotment option, the Representative's warrants and outstanding options and warrants; and (iii) reflects a 20,052-for-one split of the common stock in October 1997 and a one-for-two reverse split of the common stock, effective as of the date of this prospectus.



     When we qualify statements in this prospectus with the word "believe," unless otherwise indicated, we are basing our belief on the knowledge and experience of our personnel and advisors. Statistical information included in this prospectus has been obtained by us from publications we deem reliable and with which we have no relationship.

                         SUMMARY FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


The financial data set forth below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of December 31, 1997 and for the period from March 4, 1997 (date of inception) through December 31, 1997 and as of
September 30, 1998 and for the nine months ended September 30, 1998 are derived from the audited financial statements of EVC, included elsewhere in this Prospectus, by Goldstein Golub Kessler LLP, independent public accountants. The financial data set forth below from March 4, 1997 (date of inception) through September 30, 1997 have been derived from the unaudited financial statements of EVC. In the opinion of EVC, its unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting of normal recurring entries), necessary for a fair presentation of the financial position and results of operations as of such date. The data set forth below should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                        MARCH 4, 1997
                                                          (DATE OF        MARCH 4, 1997             NINE-MONTHS
                                                        INCEPTION) TO        (DATE OF                  ENDED
                                                        DECEMBER 31,      INCEPTION) TO            SEPTEMBER 30,
                                                            1997         SEPTEMBER 30, 1997             1998
                                                        -------------    ---------------------    ---------------------
                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenue..........................................    $        --          $        --              $       174
Interest income......................................             --                   --                       40
                                                         -----------          -----------              -----------
Total revenue........................................             --                   --                      214
Operating expenses:
  Cost of sales......................................             --                   --                      148
  Salaries and benefits..............................            334                  104                    1,027
  Marketing, brochure and student registration
    costs............................................            158                   --                      315
  Professional fees..................................             61                    7                       53
  Interest and financing costs.......................             59                    8                      108
  Depreciation.......................................             --                   --                      159
  Other..............................................            110                   46                      264
                                                         -----------          -----------              -----------
Operating expenses...................................            722                  165                    2,074
                                                         -----------          -----------              -----------
Net loss.............................................    $      (722)         $      (165)             $    (1,860)
                                                         -----------          -----------              -----------
                                                         -----------          -----------              -----------
Basic loss per share of common stock.................    $      (.38)         $      (.09)             $      (.74)
                                                         -----------          -----------              -----------
                                                         -----------          -----------              -----------
Weighted-average number of shares of common stock
  outstanding(1).....................................      1,922,951            1,845,000                2,521,585
                                                         -----------          -----------              -----------
                                                         -----------          -----------              -----------



                                                                                                 SEPTEMBER 30, 1998
                                                                                              ------------------------
                                                                         DECEMBER 31, 1997    ACTUAL    AS ADJUSTED(2)
                                                                         -----------------    ------    --------------
BALANCE SHEET DATA:
Current assets........................................................        $   829         $2,424       $ 14,539
Current liabilities...................................................            745            308            208
                                                                              -------         ------       --------
Working capital.......................................................             84          2,116         14,331
Total assets..........................................................          2,115          3,792         15,752
                                                                              -------         ------       --------
Long-term liabilities.................................................            235             --             --
Total liabilities.....................................................            980            308            208
                                                                              -------         ------       --------
Stockholders' equity..................................................        $ 1,135         $3,484       $ 15,544
                                                                              -------         ------       --------


------------------

(1) Excludes 356,000 shares of common stock reserved for issuance under the 1998 Incentive Plan and an aggregate of 550,250 shares of common stock issuable upon the exercise of additional options and warrants. See "Capitalization," "Management--1998 Incentive Plan" and Note 7 of Notes to Financial Statements.



(2) As adjusted to reflect the sale of common stock offered hereby at an assumed initial public offering price of $12.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS


     You should carefully consider the risks described below before making an investment decision. Please also note that there are other risks and uncertainties not presently known to us or that we currently deem immaterial. If any of the following or such other risks actually occur, our business, financial condition or results of operations could be materially and adversely affected.





OUR LIMITED REVENUES AND LOSSES



     From our inception in March 1997 through December 31, 1997, we had no revenues and incurred losses of $722,000. Our tuition revenue for the nine months ended September 30, 1998 was $174,000 and our accumulated losses at September 30, 1998 were $2,582,000. There can be no assurance that we will ever generate sufficient revenues to achieve or sustain profitability and positive cash flow.



OUR SIGNIFICANT CASH REQUIREMENTS


     We require substantial capital to fund the continued development, operation and expansion of our business. From our inception through September 30, 1998, we have received net proceeds from offerings of our debt and equity securities of $6,065,000. As of September 30, 1998, we had working capital of $2,116,000. We anticipate, based on current plans and assumptions relating to our operations, that the proceeds of this offering, together with projected cash flow from operations, will be sufficient to satisfy our contemplated cash requirements for at least the next 12 months. If, however, we are underestimating our cash requirements, we will require additional debt or equity financing. Our ability to obtain the necessary financing, and its cost to us, are uncertain. Accordingly, we may be forced to curtail our planned business expansion and may also be unable to fund our ongoing operations. To the extent we raise additional capital by issuing securities, dilution may result to the investors in this offering.


OUR NEGATIVE CASH FLOW



     As a consequence of a protracted billing and collection cycle, we have experienced, and expect we will continue to experience, negative cash flow for the foreseeable future. Our negative cash flow may materially adversely impact our ability to implement our business strategy and our operations and financial results.



     Marketing and other costs we incur are expensed when incurred or over the duration of the course to which they relate. Our revenues from the courses we offer are recognized ratably over the term of each course, but we do not receive payment of revenue until the tuition for a course is collected by the education provider, which may take several months.


     Our education providers generally permit tuition payments to be deferred until after a course is completed, and they control the billing and collection process. The ability of the education provider to collect tuition, and the timing of such collection, is subject to the billing practices of the education provider and the tuition reimbursement and payment policies and practices of the student's employer. In general, our corporate customers reimburse their employees or pay directly at least 80% of their tuition costs. If a student does not successfully complete a course, most employers will not reimburse their employees or pay for their tuition costs. To the extent tuition is not paid by the employer, the ability to collect tuition is subject to the risk of non-collection from the student, who is ultimately responsible for payment.


     In most cases, we have been receiving our share of tuition payments more than 90 days after completion of courses and, in some cases, more than nine months after completion of courses. We believe that the tuition billing and collection process has been protracted as a result of delays by education providers in implementing billing procedures and delays by corporations in processing requests for payment from their employees. Since we recently commenced business and our receivables collection experience is limited, we cannot accurately determine the typical collection cycle for our receivables or whether other events will substantially delay or otherwise negatively affect our receipt of payment. Commencing the first quarter of 1999, we plan to require students to pay a substantial portion of their tuition prior to the beginning of courses given by Adelphi and Notre Dame. However, we cannot predict whether this new policy will adversely impact our student enrollment and, therefore, our cash flow. Accordingly, the continuation and further implementation of this policy will depend on its acceptance by students and their employers.

OUR DEPENDENCE ON CORPORATE CUSTOMERS



     Our success depends upon our ability to establish and maintain relationships with employers that will provide us with sufficient numbers of students for our course offerings. If our strategy of leveraging relationships with major corporations to generate interest within an industry is not successful, we may be reliant on a limited number of corporate customers. For the nine months ended September 30, 1998 tuition payments attributable to employees of AIG and Citibank accounted for 98% of tuition received by our education providers. Accordingly, the loss of either one of these corporate customers will have a material adverse effect on our business and financial results.



OUR DIFFICULTIES TO OBTAIN CORPORATE CUSTOMERS



     We have found that it is often difficult to enter into agreements with corporations because of the number of corporate personnel involved in the decision-making process. We rely primarily on our employees, direct mail marketing, consultants, telemarketing, trade shows and our vendors to initiate contact with potential customers. Furthermore, corporations that do not have policies that actively support and encourage the higher and continuing education and training of their employees will not fit our profile of potential customers.



NO CONTROL BY US OVER EDUCATION POLICIES OF OUR CORPORATE CUSTOMERS



     We target corporations that have a policy of paying or reimbursing at least 80% of the tuition costs of our course offerings, usually upon successful completion of a course. However, we have no control over changes in corporate tuition reimbursement policies or shifts in attitudes toward higher education opportunities for employees. During economic downturns in a particular industry sector or the economy in general, tuition reimbursement could be materially curtailed and our student enrollment would materially decline. Our student recruiting efforts also could be adversely affected, among other factors, by:





o limitations imposed by our corporate customers on the number and kind of courses students can take;





o our corporate customer's acceptance and endorsement of our programs; and





o competition from courses given by our corporate customers or others.





OUR DEPENDENCE ON EDUCATION PROVIDERS



     Our success depends upon our ability to establish and maintain relationships with colleges, universities and training organizations that can provide the courses and degree and other programs desired by corporations and their employees. We have entered into multiyear agreements with Adelphi University, The College of Insurance, Mercy College and Manhattan College. Our oral agreement with University of Notre Dame could terminate at any time. There can be no assurance that such education providers will offer the courses or programs desired by our corporate customers and their employees. For the nine months ended September 30, 1998, our share of tuition from courses given by Adelphi and The College of Insurance accounted for 98% of our net revenue. Accordingly, the loss of either of these education providers will have a material adverse effect on our business and financial results.



OUR DIFFICULTIES TO OBTAIN EDUCATION PROVIDERS



     We have found that it is often difficult to enter into agreements with colleges and universities because of the number of administrative personnel involved in the decision-making process. We primarily rely on our employees and consultants to initiate contact with potential education providers. If we are unable to contact with additional education providers having reputation, academic standing and course offerings required by our existing and potential corporation customer, our business and financial results will be materially and adversely affected.

NO EXCLUSIVITY AND LIMITED NON-COMPETE PROVISIONS IN OUR AGREEMENTS



     None of our current agreements with corporate customers gives us an exclusive right to deliver courses to their employees. There are no restrictions in our agreements with corporate customers, and none are contemplated, to prohibit them from competing with us or from using products or services to compete with us.



     Our agreements with education providers do not restrict the education provider from competing with us except, in most cases, as long as it does not offer courses via competing interactive video conferencing systems to our corporate customers and their employees during the term of the agreement and for one year after its termination.



CONCEPTUAL AND OPERATIONAL RISKS OF OUR BUSINESS



     Education via video conferencing is a relatively new alternative to traditional classroom instruction. Many colleges, universities and students may be unwilling to accept our delivery concept as an appropriate way to provide quality education. Our experience has been that some instructors are unwilling to teach by means of interactive video conferencing systems or to adopt our method of teaching. We have also encountered resistance to our education delivery method from some students. The extent to which education using video conferencing is accepted will materially affect our ability to achieve our objectives.





DEPENDENCE ON OUR MANAGEMENT AND OTHER QUALIFIED PERSONNEL



     Our operations depend on the efforts of our executive officers and other senior members of management, including Dr. Arol I. Buntzman, our Chairman and Chief Executive Officer, and Dr. John J. McGrath, our President. We maintain key insurance on the life of Dr. Buntzman in the amount of $2 million and have employment agreements, expiring December 31, 2001, with each of Dr. Buntzman, Dr. McGrath and several other key employees.



     Our ability to operate and grow also requires the services of skilled administrators to manage student recruitment and enrollment, develop strategies to increase student retention, train instructors and deal generally with college and corporate administrators. We also require technicians to effectively operate our interactive video conferencing systems. The competition for skilled administrators and technicians in the distance learning industry is intense. If we cannot attract new employees or retain and motivate our existing employees, our business could be adversely affected.



SUBSTANTIAL COMPETITION FROM EDUCATION PROVIDERS AND OTHERS



     We face substantial competition from providers of higher education and others that deliver educational content. Two and four year colleges offering traditional classroom instruction are our most significant competition. In addition, alternative methods of delivering courses are proliferating rapidly. Interactive video conferencing equipment has been used throughout the world for more than five years, the technology upon which it is based is established and its cost has been declining. Since there are no significant barriers to entry into our market, we face increasing competition from other distance learning companies that offer a variety of other products and delivery services, including one-way and limited two-way satellite video conferencing, self-paced correspondence courses, videos and audio cassettes, CD-roms and Internet-based instruction. If our interactive video conferencing educational delivery method is successful, we expect a significant increase in direct competition from colleges and universities and from large corporations in businesses such as publishing and telecommunications. Most of our competitors and potential competitors are much larger and have greater development, marketing and financial resources, making it more difficult for us to establish name recognition in the marketplace and compete effectively. In addition, recent amendments to the Higher Education Act include government incentives for distance learning.



CHANGES IN TELECOMMUNICATIONS OR VIDEO CONFERENCING TECHNOLOGY



     The telecommunications and video conferencing industries are characterized by rapid technological change. Our success will depend on our ability to adapt to technological advances. We anticipate that if interactive video conferencing is accepted as an effective means of providing educational and training programs, the video conferencing equipment and telecommunications industries will evolve rapidly. To remain competitive, we must respond quickly to technological advances in interactive video conferencing systems. This could require us to make substantial capital investments in new equipment that has made our existing equipment obsolete. In addition, other technologies developed by competitors may significantly reduce demand for our services or render our services obsolete.



REGULATION OF DISTANCE LEARNING



     Most of the states where we operate and intend to operate require licensing of education providers. Our agreements with our education providers require them to obtain the accreditation and licenses necessary to offer their courses, certificates and degrees in our programs. Some states accept accreditation from other states as evidence of meeting minimum state licensing requirements. Other states do not accept out-of-state accreditation for licensing. Moreover, licensing requirements and standards are not uniform and can vary significantly from state to state. Since education using interactive video conferencing systems is a relatively new concept, we cannot predict whether licenses and accreditation of courses and programs will be difficult, or impossible, to obtain from state licensing authorities and accreditation organizations. Licensing and accreditation may be required for each program offered to students in a particular state. To keep licenses and accreditations in good standing, periodic monitoring by licensing authorities and accreditation organizations may be required. If our education providers cannot obtain or maintain the necessary licenses or accreditations, or if licenses or accreditations are delayed or revoked, our business and growth could be materially adversely affected.



     Congress has recently amended and reauthorized the Higher Education Act. The regulation of distance learning was a major topic in the reauthorization process. Amendments to the Higher Education Act include new provisions for federal funding of distance learning pilot projects and grants for partnerships between education providers or between education providers and others. These provisions may provide an additional source of funding for businesses like ours. Distance learning is also under review by the U.S. Copyright Office, which has been instructed by Congress to consider a distance learning exemption from the exclusive rights of copyright holders and to recommend, by April of 1999, ways to promote distance learning in connection with the recently-passed Digital Millennium Copyright Act. Although these legislative developments reflect a generally favorable treatment of distance learning by federal lawmakers, there can be no guarantee that the Department of Education, the Congress or other federal entities will not impose stricter or additional requirements affecting our business.



     In addition, regulation and accreditation of distance learning programs are undergoing significant review by the Department of Education, state regulators and independent accreditation organizations. We cannot predict the scope or the outcome of this review. Additional regulation, if any, resulting from this review, may adversely affect us.



CONTROL BY OUR EXISTING STOCKHOLDERS



     If our current stockholders choose to act together after the offering, they will be able to elect a majority of the directors and exercise control over our business, policies and affairs. After the offering, our executive officers and directors will, as a group, own approximately 36.3% of the common stock (34.2% if the Underwriters fully exercise their over-allotment option) and all of our current stockholders will, as a group, own approximately 63.7% of the common stock (65.8% if the Underwriters fully exercise their over-allotment option).



MANAGEMENT'S DISCRETIONARY USE OF OFFERING PROCEEDS


     Although we anticipate utilizing the proceeds of this offering as stated herein, management will have broad discretion as to the actual uses of such proceeds. Future events may cause us to reallocate our resources, including cash, for uses not presently contemplated by us.




POTENTIAL ADVERSE IMPACT ON OUR SHARE PRICE OF FUTURE COMMON STOCK SALES



     Sales of substantial amounts of common stock after this offering, or the belief that such sales may occur, could adversely affect the market price of the common stock. After this offering, we will have outstanding 4,208,907 shares of common stock (4,347,247 shares if the Underwriters fully exercise their over-allotment option) and we will have an additional 356,000 shares of common stock reserved for issuance pursuant to our stock incentive plan and outstanding warrants. We intend to register for resale the shares of common stock reserved for issuance under our stock incentive plan approximately 180 days after the date of this Prospectus. Holders of 2,475,573 shares (2,433,407 shares if the Underwriters fully exercise their over-allotment option) of common stock will have the right to sell their shares from time to time under Rule 144 of the Securities Act of 1933 starting 90 days after the date of this Prospectus, subject to agreements prohibiting the sale of their shares for a period of 12 months following the consummation of this offering without the prior written consent of the Representative of the Underwriters. In addition, the underwriters or their designees will have warrants to purchase 120,000 shares of common stock that are excercisable for five years commencing one year after the date of this Prospectus. The holders of these warrants will have demand and piggyback registration rights. In addition, holders of 1,160,157 shares of common stock and warrants to purchase 385,250 shares of common stock have piggyback registration rights following this offering.





DETERMINATION OF INITIAL PUBLIC OFFERING PRICE



     The initial public offering price was determined through negotiations between the Underwriters and us. You should read the "Underwriting" section for a more complete discussion of the factors considered in determining the initial public offering price.



POSSIBLE VOLATILITY OF OUR SHARE PRICE


     You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

     o actual or anticipated fluctuations in our operating results;

     o changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

     o increased competition from major corporations or well-known colleges and universities;

     o announcements of technological innovations;

     o the operating and stock price performance of other comparable companies; and

     o general stock market or economic conditions.


     In addition, the stock market in general has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock regardless of our actual operating performance.



IMMEDIATE AND SUBSTANTIAL DILUTION TO OUR NEW INVESTORS



     The initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. If you purchase common stock in this offering, you will incur immediate dilution of approximately $8.31 in the net tangible book value per share of common stock from the price you pay for the common stock.



DIVIDENDS UNLIKELY ON OUR COMMON STOCK



     We do not anticipate that we will pay cash dividends on the common stock in the foreseeable future because we will require earnings, if any, to finance our operations.



ANTI-TAKEOVER PROVISIONS OF LAW AND AGREEMENT WITH OUR CHAIRMAN



     Certain provisions of Delaware law and an agreement with our Chief Executive Officer could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of EVC. Such provisions, which are summarized below under "Management--Employment Agreements" and "Description of Capital Stock," could limit the price that investors might be willing to pay in the future for the common stock.

ANTI-TAKEOVER EFFECTS OF OUR CLASSIFIED BOARD



     We have adopted a classified Board of Directors, effective upon the completion of this offering. The directors are divided into three classes. After the completion of this offering, the term of office of each class of directors will expire as follows:





o Class 1, at the first annual meeting of stockholders.





o Class 2, at the second annual meeting of stockholders.





o Class 3, at the third annual meeting of stockholders.



     Thereafter, the term of office of each director will expire at the third annual meeting of stockholders following his or her election. The existence of a classified Board of Directors may inhibit a change of control of EVC.



INDEMNIFICATION AND LIMITATION OF LIABILITY OF OUR OFFICERS AND DIRECTORS



     Our Certificate of Incorporation and By-Laws include provisions whereby our officers and directors are to be indemnified against liabilities to the fullest extent permissible under Delaware law. Our Certificate of Incorporation and By-Laws also limit, to the fullest extent permitted by Delaware law, a director's liability for monetary damages for breach of fiduciary duty, including gross negligence, except in certain circumstances. In addition, we have agreed to advance the legal expenses of our officers and directors who are required to defend against claims, subject to their agreement to refund such advances if it is ultimately determined that indemnification is not legally permitted. These provisions and agreements may have the effect of reducing the likelihood of suits against directors and officers even though such suits, if successful, might benefit us and our stockholders. Furthermore, a stockholder's investment in EVC may be adversely affected if we pay the cost of settlement and damage awards against directors and officers.



FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS



     This Prospectus contains forward-looking statements that involve risks and uncertainties. The words "anticipate," "estimate," "expect," "will," "could," "may" and similar words are intended to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described above and elsewhere in this Prospectus.



                     USE OF PROCEEDS AND PLAN OF OPERATIONS



     Assuming an intial public offering price of $12.00 per share, the estimated net proceeds of this offering will be approximately $12,060,000 (or approximately $13,554,000 if the Underwriters' over-allotment option is exercised in full) after deducting the Underwriters' discounts and commissions and estimated other expenses. EVC intends to apply the net proceeds approximately as follows:



                                                                                  APPROXIMATE
                            ANTICIPATED APPLICATION                                 AMOUNT       PERCENT
-------------------------------------------------------------------------------   -----------    -------
Purchasing and installing video conferencing equipment.........................   $ 6,300,000        52%
Marketing......................................................................     2,800,000        23
Hiring and training additional personnel.......................................     1,200,000        10
Working capital................................................................     1,760,000        15
                                                                                  -----------     -----
                                                                                  $12,060,000       100%
                                                                                  -----------     -----
                                                                                  -----------     -----



     If the Underwriters' over-allotment option is exercised in full, additional net proceeds to EVC of $1,494,000 will be added to working capital. EVC will not receive any of the proceeds from the sale of shares being sold by certain principal stockholders if the over-allotment option is exercised. Pending the use of the net proceeds, EVC intends to invest such funds in short-term, interest-bearing, investment grade obligations.

     EVC anticipates, based on currently proposed plans and assumptions relating to EVC's operations, that the proceeds of this offering, together with projected cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least the next 12 months.



     EVC reserves the right to change the actual use of proceeds if unanticipated events cause EVC to change its priorities.



PLAN OF OPERATIONS



     During the 12 months following completion of this offering, EVC intends to focus its efforts on the following:



     o Marketing to Corporate Customers and Other Organizations. EVC will expand its current marketing efforts to insurance, banking, financial, automotive, utility, oil and defense corporations, college and graduate school entrance exam preparation services, government agencies and religious organizations. EVC also has plans to target hospitals and other health care companies, unions and public school districts. Three full-time employees and six independent consultants/sales representatives work with EVC's President and Chairman to obtain agreements with additional corporate customers. EVC currently plans to hire up to five additional sales personnel. EVC will continue to create brochures and catalogs that describe EVC's services and the course offerings of EVC's education providers.



     o Contracting with Education Providers. One full-time employee and two independent consultants work with EVC's President to obtain contracts with education providers as needed to meet the needs and demands of EVC's corporate customers and their employees. In addition to colleges and universities, EVC will seek to obtain contracts with corporate training institutions that offer programs such as management training, job skills and basic skills training, continuing education for professionals, remediation programs for grant-eligible members of low-income households, and test preparation courses for students planning to take college or graduate school entrance exams. EVC will hire additional personnel to augment its education provider sales team as the need arises.



     o Hiring and Training Additional Personnel. EVC expects to hire up to 15 recruiting advisors to recruit students and assist them with the enrollment process, a marketing manager with relevant direct marketing experience, five equipment administrators, database management and data entry personnel and three general office personnel.



     o Purchasing and Installing Interactive Video Conferencing
       Systems. Equipment purchases and installations will be made as needed to meet demand.



     o Pursuing Reseller and Co-marketing Alliances. EVC will continue to seek alliances with video conferencing equipment vendors and telecommunications carriers that will market EVC's programs to their corporate customers and will allow EVC to lower its video teleconferencing equipment and telecommunications costs.



     o Pursuing Pilot Programs. EVC is conducting a pilot outreach program at two churches to deliver courses to economically disadvantaged students who are eligible for governmental tuition grants. If the pilot program is successful, EVC expects that three full-time employees will be devoted to expanding this outreach program.


                                DIVIDEND POLICY


     To date, EVC has neither declared nor paid any cash dividends on its common stock. EVC currently intends to retain its earnings to finance its operations and future growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon EVC's earnings levels, capital requirements, restrictive loan covenants, if any, and other factors which the Board of Directors may deem relevant.

                                 CAPITALIZATION


     The following table sets forth the capitalization of EVC as of September 30, 1998 and as adjusted, to give effect to the sale of 1,200,000 shares of common stock offered hereby at an assumed initial offering price of $12.00 per share and the application of the net proceeds therefrom. This table should be read with the other financial information presented elsewhere in this Prospectus.



                                                                                               AS OF SEPTEMBER 30, 1998
                                                                                        ---------------------------------------
                                                                                             ACTUAL                 AS ADJUSTED
                                                                                        ------------------------    -----------

Current portion of notes payable.....................................................          $   50,000           $    50,000
                                                                                               ----------           -----------

Stockholders' equity:

  Preferred stock--$.0001 par value; authorized 1,000,000 shares, none issued

  Common stock--$.0001 par value; authorized 10,000,000 shares, issued and
     outstanding 3,008,907 shares and 4,208,907 shares after this offering(1)........                 301                   421

  Additional paid-in capital.........................................................           6,064,920            18,124,800

  Accumulated deficit................................................................          (2,581,719)           (2,581,719)
                                                                                               ----------           -----------

  Stockholders' equity...............................................................          $3,483,502           $15,543,502
                                                                                               ----------           -----------

  Total capitalization...............................................................          $3,533,502           $15,593,502
                                                                                               ----------           -----------
                                                                                               ----------           -----------


------------------

(1) Based on the number of shares outstanding as of September 30, 1998, after giving effect to a one-for-two reverse split of the common stock. Excludes 356,000 shares of common stock reserved for issuance under the 1998 Incentive Plan and an aggregate of 550,250 shares of common stock issuable upon the exercise of additional options and warrants.

                                    DILUTION


     The net tangible book value (total assets less total liabilities and net intangible assets) of the common stock at September 30, 1998 was $3,328,502 or $1.11 per share. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of the common stock in this offering and the net tangible book value per share of the common stock immediately after consummation of this offering. After giving effect to the sale of 1,200,000 shares of common stock in this offering at an assumed public offering price of $12.00 per share and the application of the estimated net proceeds therefrom, the net tangible book value of EVC as of September 30, 1998 would have been $15,543,502, or $3.69 per share. This represents an immediate increase in net tangible book value to existing stockholders of $2.58 per share and an immediate dilution of $8.31 per share to purchasers of the common stock in this offering. The following table illustrates this per share dilution:



Assumed public offering price per share of common stock.....................            $12.00
Net tangible book value per share before giving effect to this
  offering..................................................................   $1.11
Increase in net tangible book value per share attributable to new
  investors.................................................................   $2.58
Net tangible book value per share after giving effect to this
  offering..................................................................              3.69
                                                                                        ------
Dilution per share to new investors (1).....................................            $ 8.31
                                                                                        ------
                                                                                        ------


------------------

(1) Dilution to new investors would be $8.08 assuming the Underwriters' over-allotment option is exercised in full.



     The following table summarizes, as of September 30, 1998, after giving effect to this offering, the number of shares of common stock purchased from EVC, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the existing stockholders and by new investors purchasing common stock in this offering, at an assumed public offering price of $12.00 per share, before deducting underwriting discounts and estimated expenses of this offering payable by EVC:



                                           SHARES PURCHASED        TOTAL CONSIDERATION
                                         --------------------     ---------------------     AVERAGE PRICE
                                          NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                         ---------    -------     -----------    ------     -------------
Existing stockholders.................   3,008,907      71.5%     $ 6,767,700     32.0%        $  2.25
New investors.........................   1,200,000      28.5       14,400,000     68.0           12.00
                                         ---------     -----      -----------     ----
     Total............................   4,208,907       100%     $21,167,700      100%
                                         ---------     -----      -----------     ----
                                         ---------     -----      -----------     ----

                         SELECTED FINANCIAL INFORMATION
                  DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


     The financial data set forth below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of December 31, 1997 and for the period from March 4, 1997 (date of inception) through December 31, 1997 and as of September 30, 1998 and for the nine months ended September 30, 1998 are derived from the financial statements of EVC, included elsewhere in the Prospectus, audited by Goldstein Golub Kessler LLP, independent public accountants. The financial data set forth below from March 4, 1997 (date of inception) through September 30, 1997 have been derived from the unaudited financial statements of EVC. In the opinion of EVC, its unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments (consisting of normal recurring entries), necessary for a fair presentation of the financial position and results of operations as of such date. The data set forth below should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                          MARCH 4, 1997        MARCH 4, 1997
                                                             (DATE OF             (DATE OF            NINE MONTHS
                                                          INCEPTION) TO        INCEPTION) TO             ENDED
                                                          DECEMBER 31, 1997    SEPTEMBER 30, 1997    SEPTEMBER 30, 1998
                                                          -----------------    ------------------    ------------------
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net revenue..........................................      $        --           $       --            $      174
  Interest income......................................               --                   --                    40
                                                             -----------           ----------            ----------
Total revenue..........................................               --                   --                   214
                                                             -----------           ----------            ----------
  Operating expenses:
    Cost of sales......................................               --                   --                   148
    Salaries and benefits..............................              334                  104                 1,027
    Marketing, brochure and student registration
      costs............................................              158                   --                   315
    Professional fees..................................               61                    7                    53
    Interest and financing costs.......................               59                    8                   108
    Depreciation.......................................               --                   --                   159
    Other..............................................              110                   46                   264
                                                             -----------           ----------            ----------
  Operating expenses...................................              722                  165                 2,074
                                                             -----------           ----------            ----------
                                                             -----------           ----------            ----------
  Net loss.............................................      $      (722)          $     (165)           $   (1,860)
                                                             -----------           ----------            ----------
                                                             -----------           ----------            ----------
Basic loss per share of common stock...................      $      (.38)          $     (.09)           $     (.74)
                                                             -----------           ----------            ----------
                                                             -----------           ----------            ----------
Weighted-average number of shares of common stock
  outstanding(1).......................................        1,922,951            1,845,000             2,521,585
                                                             -----------           ----------            ----------
                                                             -----------           ----------            ----------

                                                                                          SEPTEMBER 30, 1998
                                                                               ----------------------------------------
                                                          DECEMBER 31, 1997        ACTUAL            AS ADJUSTED(2)
                                                          -----------------    ------------------    ------------------
BALANCE SHEET DATA:
  Current assets.......................................      $       829           $    2,424            $   14,539
  Current liabilities..................................              745                  308                   208
                                                             -----------           ----------            ----------
  Working capital......................................               84                2,116                14,331
                                                             -----------           ----------            ----------
  Total assets.........................................            2,115                3,792                15,752
                                                             -----------           ----------            ----------
  Long-term liabilities................................              235                   --                    --
  Total liabilities....................................              980                  308                   208
                                                             -----------           ----------            ----------
  Stockholders' equity.................................      $     1,135           $    3,484            $   15,544
                                                             -----------           ----------            ----------


------------------


(1) Based on the number of shares outstanding as of September 30, 1998. Excludes 356,000 shares of common stock reserved for issuance under the 1998 Incentive Plan and an aggregate of 550,250 shares of common stock issuable upon the exercise of additional options and warrants. See "Capitalization," "Management--1998 Incentive Plan" and Note 7 of Notes to Financial Statements.


(2) As adjusted to reflect the sale of common stock offered hereby at an assumed initial public offering price of $12.00 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements of EVC and the notes thereto appearing elsewhere in this Prospectus.

OPERATIONAL OVERVIEW

     General. Since EVC's organization on March 4, 1997, EVC has been engaged primarily in developmental activities that include:




o developing and implementing business strategies;





o entering into multi-year contracts with major corporations and education providers;





o recruiting and hiring management and other personnel;





o acquiring and installing video conferencing equipment;





o entering into co-marketing alliances;



     o training instructors and education providers to teach effectively using interactive video conferencing systems;





o recruiting and enrolling students;





o delivering courses from education providers to multiple locations; and





o raising capital to support its operations.



     Revenue and Accounts Receivable. EVC's revenue is derived from sharing tuition payments received by education providers based on a contractually agreed upon formula. The relevant factors in negotiations of the percentage of tuition payments that an education provider pays to EVC for its services is determined by negotiation between the education provider and EVC, and depends in large part upon the reputation and academic standing of, and the tuition charged by, the education provider. Revenue attributable to a course is recognized ratably over the duration of the course and, as this occurs, EVC establishes a related accounts receivable. EVC's education providers generally permit tuition payments to be deferred until after a course is completed and they control the billing and collection process. The ability of the education provider to collect tuition, and the timing of such collection, is subject to the billing practices of the education provider and the tuition reimbursement and payment policies and practices of the student's employer. To the extent tuition is not paid by the employer, the ability to collect tuition is subject to the risk of non-collection from the student, who is ultimately responsible for payment. If a student does not successfully complete a course, the employer will generally not pay the tuition.



     In most cases, EVC has been receiving its share of tuition payments more than 90 days after completion of courses and, in some cases, more than nine months after completion of courses. EVC believes that the tuition billing and collection process has been protracted as a result of delays by education providers in implementing billing procedures and delays by corporations in processing requests for payment from their employees. Since EVC recently commenced business and its receivables collection experience is limited, EVC cannot accurately determine the typical collection cycle for its receivables or whether other events will substantially delay or otherwise negatively affect its receipt of payments.



     Steps are being taken by EVC and its education providers to improve tuition billing and collection, including more prompt billing after the completion of courses and implementing a policy of requiring students to pay a substantial portion of the tuition prior to the beginning of their courses. Commencing in the first quarter of 1999, courses offered by Adelphi and Notre Dame will require advance tuition payments of 50% and 100%, respectively.



     Nevertheless, EVC expects to continue to experience negative cash flow for the foreseeable future. EVC's negative cash flow may materially adversely impact its ability to implement EVC's business strategy and its operations and financial results.

     Operating Expenses. Cost of sales consists primarily of costs relating to operating EVC's video conferencing equipment and to certain telecommunications costs. These costs will increase as EVC delivers more courses to more locations. In June 1998, EVC entered into an agreement with AT&T that substantially lowers EVC's long distance usage costs.

     Since EVC's inception, selling general and administrative expenses have consisted primarily of




o salaries and benefits,





o marketing expenses,





o depreciation,





o interest and financing costs related to debt private placements, and





o professional fees.


     Generally, marketing costs are expensed as incurred. However, costs of course and related material are expensed over the duration of the course to which they relate.

     Seasonality. EVC expects that revenues for its third quarter will be substantially lower than other quarters because it anticipates substantially lower student enrollment during June, July and August.

RESULTS OF OPERATIONS

     Net revenue for the nine months ended September 30, 1998 was $174,000. Tuition payments received or receivable from Adelphi and the College of Insurance constituted 78% and 22%, respectively, of such net revenue. Such revenues relate to tuition payments from corporate customers, 53% of which was attributable to employees of AIG and 47% of which was attributable to employees of Citibank. EVC did not deliver any courses or generate revenue in 1997. EVC has incurred losses from inception through September 30, 1998 of $2,582,000. These losses have resulted primarily from salaries and related benefits and expenses of $1,361,000, cost of sales of $148,000, marketing costs of $473,000, professional fees of $114,000, interest and financing fees of $166,000, depreciation of $159,000 and other expenses of $374,000. Losses are expected to continue for at least the next 12 months.

LIQUIDITY AND CAPITAL RESOURCES


     EVC's Private Placements. To date, EVC's capital needs have been funded through a series of debt and equity private placements in which EVC received net proceeds of approximately $6,065,000.



     In June 1997, EVC received gross proceeds of $115,000 from the issuance of 18% promissory notes and warrants, expiring in 2002, to purchase 11,500 shares of common stock at $2.00 per share. In April 1998, $100,000 principal amount of these notes was converted into 20,000 shares of common stock and warrants, expiring in 2002, to purchase 8,000 shares of common stock at $6.00 per share. The remaining $15,000 principal amount of these notes was paid in June and July 1998. The transaction costs were approximately $45,000.



     Between August and December 1997, EVC received gross proceeds of $235,000 from the issuance of $235,000 principal amount of 18% convertible promissory notes and warrants, expiring 2002, to purchase 23,500 shares of common stock at $4.00 per share. In June and July 1998, $185,000 principal amount of these notes were converted into 46,250 shares of common stock. The transaction costs were approximately $110,000 and EVC's issuance of 7,000 shares of common stock.



     In October 1997, EVC received gross proceeds of $1,000,000 from the issuance of 250,000 shares of common stock and warrants, expiring in 2002, to purchase 150,000 shares of common stock. Of these warrants, 100,000 are exercisable at $4.00 per share and 50,000 are exercisable at $20.00 per share. The transaction costs were approximately $155,000 and EVC's issuance of 50,000 shares of common stock.



     In October 1997, EVC issued 58,824 shares of common stock for $400,000 and a $95,000 note to a video conferencing equipment vendor and applied the $400,000 to the purchase of $1,000,000 of equipment from such vendor.

     Between January and April 1998, EVC received gross proceeds of $1,072,500 from the issuance of 195,000 shares of common stock and warrants, expiring in 2003, to purchase 78,000 shares of common stock at $6.00 per share. The transaction costs were approximately $99,000 and EVC's issuance of warrants, expiring in 2003, to purchase 51,796 shares of common stock at $6.00 per share.



     Between May and August of 1998, EVC received gross proceeds of $4,000,000 for the issuance of 533,334 shares of common stock. The transaction costs were approximately $400,000 and EVC's issuance of warrants, expiring in 2003, to purchase 25,000 shares of common stock at $12.00 per share.



     Co-Marketing Agreements. EVC's co-marketing agreement with AT&T requires EVC and AT&T to mutually agree upon co-marketing activities from time to time, which will consist primarily of attendance at trade shows and conferences and preparing and making direct marketing mailings. EVC anticipates that it will not be required to commit material financial or other resources to fulfill its commitments under this agreement.



     Under its co-marketing agreement with VSI, a vendor of video conferencing systems, EVC is required to produce brochures advertising EVC's services and equipment and to arrange demonstrations of VSI's equipment. EVC is fulfilling these requirements in the course of EVC's normal marketing activities without incurring any material additional cost.



     Employment and Consulting Agreements. EVC has annual commitments under its employment agreements described under "Management--Employment Agreements" of $682,000 per year. EVC has agreements with consultants providing for payments of a percentage of gross revenues received by EVC from tuition payments made by or on behalf of students employed by corporate customers obtained with the assistance of the consultant. The percentage of gross revenues is generally between 2% and 3% and in some instances 5%, EVC is also required to make annual payments to consultants totalling $178,000. All of the consulting agreements are terminable on 30-days' notice by EVC. In certain instances, percentage fee payments are required to continue after termination of a consulting agreement by EVC, generally for a period not to exceed the initial term of EVC's contract with the corporate customer to which such fees relate.



     EVC's Cash Requirements. EVC anticipates, based on currently proposed plans and assumptions relating to its operations, that the proceeds from this offering, together with projected cash flow from operations, will be sufficient to satisfy its contemplated cash requirements for at least the next 12 months. If, however, EVC is underestimating its cash requirements, EVC will require additional debt or equity financing. There can be no assurance that any such required debt or equity financing will be available on acceptable terms.





YEAR 2000 COMPLIANCE


     Computer software applications which EVC relies upon for accounting, management and operating information are recent releases of, or are readily upgraded to, Year 2000 compliant, commercially available applications. EVC has initiated discussions with its education providers and corporate customers to determine what steps are being taken by them to ensure that computer software applications used by them for enrollment, billing and collection are Year 2000 compliant. EVC has not as yet detected any problems relating to such compliance. If any of EVC's education providers or corporate customers have problems with year 2000 compliance, EVC's ability to provide and get paid for its services to them could be materially adversely affected.

                                    BUSINESS




DISTANCE LEARNING INDUSTRY OVERVIEW



     Adults represent a substantial segment of the higher education market. According to the U.S. Department of Education's National Center For Education Statistics, in 1994 about 40% of adults (76 million) participated in adult education activities, including work related courses taken by about one-half of the adult participants. EVC believes that traditional on-campus programs do not adequately address the needs and preferences of many working adults. Burdened by the competing time demands of work and family, many adults want to attend courses that are convenient to their homes or places of work. The emphasis on locational convenience, together with the availability of tuition reimbursement incentives offered by employers, have contributed to an increase in demand for higher education and training at off-campus locations. EVC believes that its interactive video conferencing systems enable students to experience more closely the actual classroom environment than any other distance learning system currently available.



     A number of national economic, demographic and social trends are contributing to the growing demand for career oriented education.



     o Recognition of need for continuing education. EVC believes that employers recognize the need for continuous enhancement of employee education and skill levels and that employees recognize that higher education and training are essential to maintaining and advancing their employment position and, consequently, their standard of living. According to the October 1998 issue of Training, corporations with over 100 employees budgeted approximately $60.7 billion for training in 1997, compared to approximately $45 billion in 1992.



     o Fastest Growing Occupations. EVC believes that the continuing shift from unskilled to skilled jobs in the U.S. results from, among other things, the transformation of the U.S. economy from an industrial to a knowledge-based economy and increased competition for such jobs. The U.S. Bureau of Labor Statistics' 1998-99 Occupational Outlook Handbook indicates that of the 25 occupations with the largest and fastest employment growth, high pay, and low unemployment, 18 will require at least a bachelor's degree and are projected to grow nearly twice as fast as the average for all occupations.



     o Economic value of post secondary education. EVC believes that post-secondary education leads to significant and measurable improvements in a person's financial prospects and that the public is increasingly aware of the growing differential in income for persons with some type of post secondary education versus those without.


     o Colleges' need for additional sources of revenue. Colleges and universities are seeking additional sources of revenue and recognize that increasing adult student enrollment is an important element in their economic growth.


     Other Education Delivery Programs. Most education providers deliver courses through on-campus classroom instruction. Colleges and universities prefer the classroom environment because of its live, interactive nature. Many colleges and universities also believe this traditional learning method is needed to maintain consistent, high quality instruction and academic standards. Additionally, most colleges and universities are unable or unwilling to expand existing campuses to accommodate more students or build satellite campuses to serve students at distant locations. EVC believes that colleges and universities that are interested in providing distance learning have not offered these programs because of program development and equipment costs and limited technological infrastructure.



     Colleges and universities generally target their course content toward traditional, full-time students and, therefore, do not adequately meet the career-oriented learning needs of working adults or the corporations that pay for their employees' education. Typically, the alternatives for working adults have been correspondence courses, videotaped presentations, the Internet, one-way broadcast instruction and, more recently, video conferencing that is not fully interactive and requires students to travel to sites that are not located at their workplace or home. Although these methods may address the problems of time and location, EVC believes that they do not provide the same benefits of traditional classroom learning that fully interactive video conferencing does.

     Tuition Reimbursement. Increasingly, corporations are recognizing the need for continuous upgrading and enhancement of their employees' education and skill levels. Many corporations pay for their employees' higher education through tuition reimbursement or direct payment plans. Typically, these plans reimburse employees or pay for courses at any accredited academic institution as long as the course has some relevance to the employee's job and the employee achieves a specified grade.

BUSINESS STRATEGY


     EVC's business strategy is to become the leading provider of college, university and training courses and programs that are offered at geographically dispersed sites throughout the world using interactive video conferencing systems. EVC intends to achieve its goal by:


     o Targeting Major Corporations and other Organizations. EVC is primarily targeting corporations with more than 5,000 employees and that reimburse or pay at least 80% of tuition costs, have policies to encourage their employees to pursue higher education and job related training and agree to actively promote EVC's programs to their employees.

       EVC is currently targeting the financial services industry and the insurance industry because of the numerous major corporations in these sectors that fit EVC's criteria. An important part of EVC's strategy is to contract with a well known, highly regarded corporation in a specific market sector and leverage that relationship to generate interest from other corporations in the same industry. EVC is also targeting automotive, utility, oil and defense corporations, college and graduate school entrance exam preparation services, government agencies and religious organizations and has plans to target hospitals and other health care companies, unions and public school districts.

     o Making Alliances with Colleges and Universities. EVC seeks alliances with colleges and universities with experience in providing higher education for working adults and that offer courses fitting the needs, interests and academic qualifications of a broad cross-section of the employees of EVC's corporate customers.

       EVC expects to expand its course offerings to include management training, job skills and basic skills training, continuing education for professionals, remediation programs for grant-eligible members of low-income households, and test preparation courses for students planning to take college or graduate school entrance exams.


     o Making Alliances with Equipment Vendors and Telecommunication Services Providers. EVC is pursuing alliances with several vendors of video conferencing technologies so that EVC can have access to the latest technologies that are capable of providing quality, cost-effective interactive video conferencing systems. EVC is investigating the prospects for delivering education content over fiber networks, the Internet, cellular satellite services and other wireless digital telecommunication technologies. EVC is also pursuing alliances with telecommunication providers in order to lower the cost of its telecommunications usage. In addition, EVC seeks alliances with vendors, telecommunication providers and others that will enable it to market EVC's services to their customers.



     o Staging the Rollout of Courses and Programs. Staging the rollout of courses to employees of EVC's corporate customers enables EVC to use its resources more effectively to market to, and contract with, a larger number of corporations. As EVC gains more corporate clients, it intends to increase both its course offerings and their availability to larger numbers of the employees of its existing corporate customers.





SERVICES, CORPORATE CUSTOMERS AND EDUCATION PROVIDERS



      Services. EVC differentiates itself from other distance learning companies by functioning as a telecommunications, technology and marketing bridge between corporate employers and education providers. EVC's comprehensive services encompass the technical, marketing and administrative services necessary to:





o offer courses and degree programs from multiple education providers;





o determine corporate employer and employee course and degree program preferences;

o recruit and enroll students;





o provide and install video conferencing equipment at education providers;





o install or enhance the video conferencing systems of its corporate customers when required;





o train teachers how to teach effectively using interactive video conferencing systems;





o arrange for high speed data lines for signal transmission;



     o provide the multi-conferencing units required to permit live, interactive multimedia communications between multiple parties; and





o coordinate the delivery of courses from the education providers to the students.



     Corporate Customers and Education Providers. In May 1997, EVC entered into multi-year agreements with each of Citibank and AIG to deliver courses and programs to their employees. In February 1998, EVC began delivering courses and programs provided by Adelphi University and The College of Insurance to Citibank and AIG employees. EVC entered into multi-year agreements with Merrill Lynch, Travelers and Zurich Insurance in June, July and August 1998, respectively. In October and November 1998, EVC entered into multi-year agreements with Reliance National and General Reinsurance, respectively, to offer courses to their employees starting in January 1999.



     EVC is currently offering courses from Adelphi University, The College of Insurance and Mercy College to Citibank, AIG, Travelers, Zurich Insurance and Merrill Lynch employees. In the first quarter of 1999, EVC expects to begin delivering executive development courses from the University of Notre Dame and offering graduate computer engineering courses given by Manhattan College.



     Corporate Customer Agreements. Generally, EVC's agreements with its corporate customers have terms of three to five years and are subject to automatic extensions and typically include the following terms.


     o EVC delivers courses over its corporate customers' existing installed base of video conferencing room systems. To the extent required, if surveys of the corporation's employees indicate there is a sufficient demand for courses, EVC will install or enhance equipment at the customer's site.

     o The corporation reimburses its eligible employees or pays directly for the tuition cost of completed courses for which a specified grade is received. EVC generally will not accept a corporation as a customer unless its policy is to reimburse or pay at least 80% of the tuition cost, although changes in the policy are within the corporation's sole discretion. The student is responsible for any portion of the tuition that is not reimbursed.

     o EVC and the corporation jointly market the available courses and programs to the corporation's employees using material prepared and paid for by EVC.


     Education Provider Agreements. EVC's agreements with its education providers enable it to offer accredited undergraduate and graduate courses and degree programs, corporate training and executive development programs, software applications programs and professional licensing programs. Areas of study include insurance and risk management, banking, finance, management, marketing, economics, accounting, computer science, leadership, entrepreneurship, education and general studies. In addition, EVC offers national exam preparation courses for the insurance industry.



     EVC's education provider agreements generally have terms of three to five years and are subject to automatic extensions and typically include the following terms.


     o EVC provides all video conferencing hardware, software and telecommunications equipment for each teaching station at the college or university.

     o EVC markets the courses offered by the education provider using EVC's marketing materials that incorporate information from the brochures, catalogues, class schedules and other materials provided by the college or university.

     o EVC assists in the enrollment process by providing students with enrollment forms and assistance in determining available courses and programs.


     o EVC trains the course instructors and professors how to teach adult students using interactive video conferencing. EVC encourages the instructors and professors to use charts, graphs, pictures, videotapes and presentation software using scanners, document cameras and other equipment provided by EVC. In order to maximize teacher participation and student enrollment, EVC believes that the learning experience through interactive video conferencing should replicate as closely as possible a student-centered active learning environment by allowing a high level of interactivity among the instructor and the students. Accordingly, EVC trains instructors and professors in how to maximize the effectiveness of their teaching styles and their presentation of materials using interactive video conferencing systems. EVC also limits the number of student sites and students per site to maintain academic integrity.


     o EVC facilitates the recruiting and enrollment process by means of surveys designed to determine which courses employees need and want and those that employers are willing to pay for. In addition, EVC's educational counsellors advise students in the admission and enrollment process. To date, substantially all of the students using EVC's services have taken accredited courses on a non-matriculating basis. Full admissions procedures of the education provider must be followed if a student wants to take more than 12 credits and matriculate (become a candidate for a degree).

     o The education provider is responsible for providing all administration and academic personnel and facilities required for teaching the courses offered. However, a portion of the cost of an admissions coordinator hired by the education provider is paid by EVC.

     o The education provider obtains the necessary licenses and accreditation for course and program offerings.

     o Generally, the education provider is required to schedule courses between 8:00 A.M. and 11:00 P.M. Monday through Friday and 9:00 A.M. to
       3:00 P.M. on Saturdays. The courses to be delivered by EVC and their time slots are determined each semester by EVC and the education provider.

     o For its services, EVC receives a fee based on tuition payments actually received by the education provider.


     o Most of EVC's education providers have agreed not to offer courses via competing interactive video conferencing systems to EVC's corporate customers and their employees during the term of the education provider's agreement with EVC and for one year after its termination.


MARKETING AND SALES

     EVC's President directs overall marketing and sales activities and he and EVC's Chairman develop EVC's marketing strategies. In addition, EVC's sales force currently consists of three full-time employees and six independent sales representatives.

     Long-term relationships with major corporations and with education providers are pursued by EVC's senior management by means of referrals and introductions by independent consultants, vendors, board of trustee members and others, direct mail, telemarketing and trade shows or other demonstrations of EVC's video conferencing delivery method.


     In September 1998, EVC entered into an agreement with AT&T to co-market AT&T's telecommunications services and EVC's courses and programs to AT&T's corporate and residential customers. EVC has an agreement with VSI, an interactive video conferencing systems vendor, to co-market VSI systems and EVC's courses and programs.


     EVC assumes primary responsibility for marketing education providers' courses and programs to EVC's corporate customers and their employees. EVC produces promotional brochures and videotapes that include or are accompanied by endorsements by management of the corporation. Other marketing tools include using demand analysis surveys to collect demographic and preference data from employees to determine the courses and programs to be offered and using professional admissions counselors from EVC or educational providers to assist potential students.

INTERACTIVE VIDEO CONFERENCING SYSTEMS



     EVC can deliver educational content from education providers to video conferencing locations at the corporate customer or to the individual student's desktop computer at work or at home. To date, substantially all courses have been delivered by EVC to classrooms at the corporate customers' sites. EVC targets major corporations which have one or more existing video conferencing room systems that EVC can use and, if required, enhance. EVC does not develop the hardware or software for the interactive video conferencing systems it uses because equipment required for teacher and student stations is readily available from vendors that include VSI, Polycom, Picturetel and Intel. If EVC's education providers or corporate customers do not have interactive video conferencing equipment, EVC will lend them the necessary equipment without charge during the term of their agreements with EVC. EVC has not encountered any limitation on the types of subjects that can be taught by interactive video conferencing. From time-to-time, EVC has encountered instructors who are unwilling to use interactive video conferencing for teaching their courses, but this has not materially affected EVC's ability to offer courses.


     The teacher station consists of two 35-inch video monitors and a video camera. One monitor shows the distant sites and the other is a preview monitor for the instructor. Video conferencing can be voice activated or manually controlled by the instructor. The instructor can display visual presentations to the class using a separate document video camera. A VCR unit can be installed and used for pre-taped instructional material. A caller add-on feature can be used to invite a subject matter expert to interact verbally with the class without having to be physically present. The instructor can also use other multimedia presentation devices.

     Room Video Conferencing. Generally, a student room station is a single monitor and camera system. Video conferencing by students is also voice activated, unless manually controlled by the instructor. Normally, there are between two and eight student room stations per teacher station. EVC's current policy is to limit class size to from 10 to 40 students to maintain academic integrity, depending on the type of course given and student demand for a particular course.


     Computer Video Conferencing. If, in the future, corporations and students desire delivery of courses via the student's desktop computer as EVC anticipates, EVC can deliver courses on personal computers that have been video-enabled. Students will see and hear the instructor or another student live in a small window on the computer screen and have access to the course materials directly on their computer. EVC plans to limit delivery of courses using video-enabled desktop computers to approximately 24 students per class.



     The teacher and student stations are connected to each other over high speed point-to-point or multi-point digital data lines (T-1 or ISDN lines) using EVC's multi-point conferencing units, which enable live, interactive multimedia communications between three or more endpoints. These units performs the important functions of conference management, video switching, audio mixing and data routing and is the key component in providing multimedia communication between multiple parties.



GOVERNMENT REGULATION OF DISTANCE LEARNING



     Federal Considerations. Congress has recently amended and reauthorized the Higher Education Act to include new provisions for federal funding of distance learning pilot projects under the Distance Learning Demonstration Programs and grants, under the Learning Anytime Anywhere Program, for partnerships between education providers or between education providers and businesses, not-for-profit organizations and others. These provisions may provide an additional source of funding for EVC's and its competitor's businesses. Distance learning is also under review by the U.S. Copyright Office, which has been instructed by Congress to consider a distance learning exemption from the exclusive rights of copyright holders and to recommend, by April 1999, ways to promote distance learning in connection with the recently-passed Digital Millennium Copyright Act. Although these legislative developments reflect a generally favorable treatment of distance learning by federal lawmakers, there can be no guarantee that the Department of Education, the Congress or other federal entities will not impose stricter or additional requirements affecting EVC's business. In addition to federal review, the regulation and accreditation of distance learning programs are undergoing significant review by state regulators and independent accreditation organizations. EVC cannot predict the scope, outcome or impact on EVC of this review.

     State Licensing. Many states require that any entity providing educational programs obtain a license to operate. At present, these requirements generally apply to EVC's education providers, but not to EVC, because EVC only provides the delivery system for a licensed educator's program or course content. This situation may change. Some jurisdictions may require EVC to obtain one or more educational licenses, depending on the number of students enrolled in its programs in that jurisdiction, in addition to, or instead of, the licensing requirements for the college and university content providers. State regulators may be reluctant to grant licenses to EVC because it is not a traditional education provider.



     Some states accept accreditation from other states as evidence of meeting minimum state licensing requirements. Other states do not accept out-of-state accreditation or licensing. Moreover, licensing requirements and standards are not uniform and can vary significantly from state to state. Some states impose standards for distance learning. The state in which a college or university is primarily located may require it to obtain approval to offer distance learning programs through interactive video conferencing systems, even if delivered to another state. Moreover, the state receiving the distance learning program may require that the college or university obtain a license to deliver those programs in that state. Some of these standards may limit the number of courses that may be offered through distance learning, require specified levels of student support services, set minimum graduation requirements and otherwise restrict distance learning programs. Since most of the education providers with which EVC currently has or will have alliances typically have campuses in only one state, they may not have considered whether delivering their courses in other states will subject them to the educational licensing requirements of those states.



     State requirements for distance learning are evolving rapidly, and EVC cannot predict the nature of new requirements, the effect of new requirements on the way EVC delivers courses, or the degree to which new requirements may adversely affect EVC's business. EVC believes that state and local universities and colleges may attempt, and be successful, in persuading state legislatures to enact laws making it more difficult for EVC to operate. EVC or its education providers may be unable to obtain licenses to deliver courses as planned or required licensing may be unduly delayed or revoked.



     Accreditation. EVC contracts with education providers accredited by recognized accreditation organizations. In some instances, specific programs offered by those education providers may be accredited by specialized accreditation organizations. Some accreditation organizations have developed guidelines for distance learning programs, which address such aspects of distance learning as curriculum and instruction, evaluation and assessment, library and learning resources, student services and facilities and finances. An accreditation organization may view the implementation of regular distance learning course offerings as a substantive change to an education provider's operations, requiring prior written approval by the accreditation organization. There can be no assurance that accreditation requirements will not become more detailed or onerous in the future. If education providers are required to seek approval for, and undergo monitoring of, distance learning by accreditation organization, EVC may be unable to offer courses when or as planned.



     Federal Student Financial Aid. The Higher Education Act authorizes various federal student financial aid programs. Students enrolled in correspondence courses, including some distance learning programs, are ineligible for federal student financial aid. The Higher Education Act imposes numerous restrictions on institutions participating in federal student financial aid programs, including limitations on the number of courses that an institution of higher education may offer through telecommunications and on the number of students that may be enrolled in these courses. If EVC's education providers exceed those limitations, they could lose their eligibility to participate in federal student financial aid programs. However, the Higher Education Act also provides for a limited number of waivers of specific restrictions for financial aid purposes in connection with Distance Learning Demonstration Programs.



     Failure of an otherwise eligible institution to comply with state licensing requirements could render an education provider ineligible to participate in federal financial aid programs. If an education provider fails to obtain necessary state approval for distance learning, it could be liable to the Department of Education for student financial aid to students in the program or other penalties. Furthermore, the Higher Education Act restricts the ability of institutions to contract with third parties for educational programming. EVC believes that these restrictions will not apply to its arrangements with education providers, but there can be no assurance that federal or state regulatory changes will not adversely alter the present situation.

     Student Affairs. Individuals enrolled in college and university programs offered by EVC will be students of the education provider offering the program. As such, the students will generally have the same rights and responsibilities as other students enrolled at that education provider. Among other legal obligations to students, the education providers with which EVC contracts are subject to federal and state laws protecting the privacy of student records and are likely to require EVC also to abide by those laws. These laws will limit EVC's ability to obtain and/or use student information or images for marketing other purposes. If EVC were found to have misused student records, it could be barred under federal law from access to such records for five years. In addition, an education provider may be required, and may require EVC, to make reasonable accommodations for otherwise qualified disabled students to take courses delivered by EVC.


COMPETITION


     EVC believes the distance learning market is fragmented and highly competitive. EVC faces substantial competition from distance learning companies and other providers of higher education. Traditional live classroom instruction by two and four year colleges is EVC's most significant competition. Some colleges and universities are using interactive video conferencing systems to deliver their course. Many education providers have extension centers that attempt to address the issue of locational and scheduling convenience. As education providers recognize the value of using video conferencing to increase enrollment, EVC anticipates more direct competition from them and other competitors. Columbia University, New York Institute of Technology and Cornell University, among others, are offering a limited number of courses via video conferencing.



     In addition, alternative methods of delivering course materials are proliferating rapidly. EVC is, therefore, facing increasing competition from other distance learning companies that offer, among other products and services, one way satellite video conferencing, self-paced correspondence courses, video and audio cassettes, CD-roms and Internet-based instruction. Westcott Communications Inc. services students through one-way satellite video conferencing. Apollo Group Inc.'s University of Phoenix offers text-based computer distance learning using e-mail or server-based bulletin boards. EVC also competes with Caliber Learning Network, Inc. which is creating geographically dispersed campuses to receive courses using satellite transmission and that permit limited two-way interactivity using video conferencing, wide-area network computing and Internet technologies. Numerous distance learning companies offer courses that are the same as, or substantially similar to, the courses that EVC offers.


     There are no significant barriers to entry into the distance learning market. EVC believes competition is primarily based on locational and scheduling convenience, cost, relevance and quality of course content, quality and reliability of content delivery and customer support.


     EVC believes its principal competitive strengths are:





o its business strategy;





o its employees with experience in higher education and distance learning;





o the breadth of EVC's services;



     o the similarity of the learning experience using interactive video conferencing systems to the traditional classroom experience, as a result of the level of interactivity;



     o the quality and reliability of EVC's delivery of educational content over interactive video conferencing systems; and





o the relevance and range of the courses EVC can deliver.


EMPLOYEES


     As of September 30, 1998, EVC had 17 full-time employees. EVC also engages part time personnel during recruiting periods and, as of September 30, 1998, had two temporary recruiters. None of EVC's employees is covered by a collective bargaining agreement. EVC believes that its relationship with its employees is satisfactory.

PROPERTIES


     EVC are currently utilizes approximately 3,500 square feet of space in Yonkers, New York for its corporate and administrative offices. The lease for this space expires on August 31, 2002. EVC's multi-point conferencing units are located and serviced in Bohemia New York under an agreement expiring in December 2000. Video conferencing equipment is delivered to the installation sites by the manufacturers. EVC believes its current facilities will satisfy its requirements for at least the next 12 months.


ADDITIONAL INFORMATION


     EVC has filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 and the rules and regulations promulgated thereunder with respect to the common stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Descriptions contained in this Prospectus relating to any contract or other document are not necessarily complete, and each such description is qualified in all respects by reference to the full text of such contract or document.


     As a result of this offering, EVC will be subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file reports and other information with the SEC. For further information with respect to EVC and this offering, reference is made to the Registration Statement and the exhibits and schedules thereto, which may be inspected and copied at the principal office of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at Seven World Trade Center, Suite 1300, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained at prescribed rates from the SEC's Public Reference Section at 450 Fifth Street, N.W. Washington D.C. 20545 or by calling the SEC at 1-800 SEC-0330. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.


     Following this offering, EVC will be subject to the reporting and other requirements of the Securities Exchange Act of 1934 and intends to furnish to its stockholders annual reports containing audited financial statements and may furnish such interim reports to its stockholders as it deems appropriate.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES


     The following table sets forth certain information regarding the executive officers, directors and key employees of EVC



NAME                                               AGE                     POSITION(S)
------------------------------------------------   ---   ------------------------------------------------
Dr. Arol I. Buntzman(1).........................   55    Chairman of the Board and Chief Executive
                                                           Officer
Dr. John J. McGrath(1)..........................   45    President and Director
Richard Goldenberg(1)...........................   52    Chief Financial Officer, Secretary, and Director
Dr. Norman E. Puffett...........................   55    Vice President of Enrollment Management
Wallace J. Caven................................   48    Vice President/Director of Distance Learning
James H. Mollitor...............................   53    Vice President of Operations
William R. Coda(2)..............................   41    Director designee
Arthur H. Goldberg(2)...........................   56    Director designee


------------------
(1) Executive Officer


(2) The Board of directors has elected Messrs. Coda and Goldberg to, and they have agreed to become members of, the Board of Directors effective upon the completion of this offering.



     Dr. Arol I. Buntzman has served as Chairman and Chief Executive Officer of EVC since its inception in March 1997. From October 1996 until he founded EVC with Dr. McGrath, Dr. Buntzman worked with Dr. McGrath on the development of EVC's business plan. From August 1995 until October 1996, Dr. Buntzman was the Chairman of the Board, the Chief Executive Officer and a principal stockholder of Educational Televideo Communications, Inc., a provider of distance learning delivery services. From July 1995 through June 1996, Dr. Buntzman served as Director of Interactive Video Conferencing Distance Learning of Fordham University. From September 1992 through July 1995, Dr. Buntzman was an adjunct professor and the Director of the Weekend Program, a college program for working adults, at Mercy College, Dobbs Ferry, New York.


     Dr. Buntzman received a Doctorate in Education through the Executive Leadership Program of Fordham University Graduate School of Education in May 1995, a Professional Diploma in Educational Administration from Fordham University Graduate School of Education in May 1993 and a Masters of Business Administration from Arizona State University in Finance and Management in September 1970. Dr. Buntzman's doctoral dissertation focused on the use of live interactive video conferencing as an educational delivery method and its use for graduate education programs.


     Dr. John J. McGrath has served as President of EVC since its inception in March 1997. From October 1996 until he founded EVC with Dr. Buntzman,
Dr. McGrath worked with Dr. Buntzman on the development of EVC's business plan. From August 1995 to October 1996, Dr. McGrath was President, a director and a principal stockholder of Educational Televideo. From January 1995 to February 1997, Dr. McGrath served as a Special Assistant to the President of Mercy College, Dobbs Ferry, New York. From September 1992 through December 1994, he also served as Assistant Vice-President for Extension Centers of Mercy College and as the Dean of its White Plains campus from 1990 through 1993.
Dr. McGrath's experience includes establishing and managing college extension centers and identifying and developing new student markets, academic programs and strategies for non-traditional students. Dr. McGrath holds a Ph.D. in Sociology from Fordham University with a specialization in Law and Criminal Justice.


     Richard Goldenberg has served as EVC's Chief Financial Officer since its inception. From October 1996 until October 1997, Mr. Goldenberg served as Chief Financial Officer, Treasurer and Secretary of RDX Acquisition Corp., a company that provides proprietary electronic messaging and automation software. From 1986 through September 1996, he served as Vice President, Treasurer and Secretary of Celadon Group, Inc., a transportation company. Mr. Goldenberg holds a B.B.A. in accounting from Baruch College, C.U.N.Y.

     Dr. Norman E. Puffett has served as Vice President for Enrollment Management of EVC since January 1998. From September 1995 through December 1997, Dr. Puffett was Dean of Admissions for Graduate and Adult Baccalaureate Programs at Lesley College in Cambridge, Massachusetts. From January 1986 through September 1995, he served as Dean of Graduate Studies and Enrollment Management at Western Connecticut State University. He has also served as a faculty member and administrator at New York University, The University of Connecticut, Mercy College and Long Island University. At Mercy College, Dr. Puffett created the first branch campus in New York State intended exclusively for adults.
Dr. Puffett is a founder of the National Association of Graduate Admissions Professionals and lectures on strategies for the future of America's colleges and universities. He holds a Ed.D. in Higher and Adult Education from Columbia University Teachers College.


     Wallace J. Caven has served as EVC's Vice President/Director of Distance Learning since May 1997. From 1970 until May 1997, Mr. Caven was employed by NYNEX Corporation and, from 1992 to April 1997, he served as Staff Director/Producer of Distance Learning of NYNEX Corporation.



     James H. Mollitor has served as EVC's Vice President of Operations since July 1998. From May 1997 to May 1998, Mr. Mollitor served as Director of the Manhattan Data Center of Lockheed Martin Corporation, a defense contractor. From June 1976 to March 1997, Mr. Mollitor served as Chief Information Officer of Loral Electronics Systems, Inc., a military electronics manufacturer.


     William R. Coda has served as Vice President of Global Operations Training & Development for Merrill Lynch since June 1997. From March 1996 to June 1997, he was Vice President--Consumer Bank Training at Citibank, N.A. and, from February 1992 to March 1996, he was Vice President--Global Private Bank Training at Chase Manhattan Bank, N.A. Mr. Coda holds a B.S. degree in accounting from the University of Scranton and an M.B.A. in Industrial/Organizational Psychology from Baruch College, C.U.N.Y.

     Arthur H. Goldberg has served as President of Manhattan Associates, L.L.C., an investment and merchant banking firm, since 1994. From 1990 through 1993, he served as Chairman of Reich & Co., a New York Stock Exchange member firm that specialized in investment banking and corporate finance for small-cap companies. Mr. Goldberg holds a B.S. degree from New York University Stern School of Business and a J.D. degree from New York University School of Law.


     Executive officers of EVC are appointed by the Board of Directors and serve at the discretion of the Board. There are no family relationships among any of the directors or executive officers of EVC.



     As set forth above, each of Drs. Buntzman and McGrath was an executive officer, director and principal stockholder of Educational Televideo. From February 1995 through July 1996, Educational Televideo had delivered courses to one customer, using video conferencing equipment and dedicated phone lines. Drs. Buntzman and McGrath terminated their affiliation with Educational Televideo in October 1996 when it became apparent to them that anticipated financing needed to resume Educational Televideo's business would not be provided. Educational Televideo's had ceased business operations in September 1996. Drs. Buntzman and McGrath believe that, when they resigned, Educational Televideo's remaining liabilities consisted solely of approximately $300,000 of accounts payable to vendors, primarily for equipment and supplies. To the knowledge of Drs. Buntzman and McGrath, bankruptcy proceedings have not been commenced or threatened by or against Educational Televideo.



CLASSIFIED BOARD



     In December 1998, EVC adopted a classified Board of Directors effective as of the date of this prospectus. The directors will be divided into three classes. The term of office of each class of directors will expire as follows:



          o Class 1, at the first annual meeting of stockholders following the closing of this offering.



          o Class 2, at the second annual meeting of stockholders following the closing of this offering.


          o Class 3, at the third annual meeting of stockholders following the closing of this offering.

Thereafter, the term of office of each director will expire at the third annual meeting of stockholders following his or her election. The initial directors in each class will be as follows: Class 1: Arol I. Buntzman; Class 2, John J. McGrath and William R. Coda; and Class 3, Richard Goldenberg and Arthur H. Goldberg.


     The Underwriting Agreement provides that the Representative of the Underwriters has the right to designate a representative to observe meetings of EVC's Board of Directors or require EVC to use its best efforts to elect the Representative's nominee to EVC's Board of Directors. The Representative has not designated an observer or a director nominee.


BOARD COMMITTEES


     Upon completion of this offering, the Board of Directors will have an Audit Committee, comprised of two independent directors, and a Compensation Committee.



     Initially, the Audit Committee will be comprised of William R. Coda and Arthur H. Goldberg. The Audit Committee will review and, as it deems appropriate, recommend to the Board of Directors the internal accounting and financial controls for EVC and accounting principles and auditing practices and procedures to be employed in preparation and review of EVC's financial statements. The Audit Committee will also make recommendations to the Board concerning engagement of independent public auditors and the scope of the audits to be undertaken.



     Initially, the Compensation Committee will be comprised of Dr. Buntzman and Arthur H. Goldberg. The Compensation Committee will review and, as it deems appropriate, recommend to the Board of Directors policies, practices and procedures relating to the compensation of officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee will also administer EVC's 1998 Incentive Plan. The Board of Directors will determine issues relating to Dr. Buntzman's compensation.


DIRECTOR COMPENSATION


     Upon consummation of this offering, those directors who are not officers or employees of EVC will be paid $1,000 for attendance at each meeting of the Board of Directors or any committee thereof and travel expenses. EVC has recently established the 1998 Incentive Plan which authorizes the granting of options to non-employee directors commencing upon consummation of this offering. See "--1998 Incentive Plan."



LIMITATION ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS



     Section 102 of Delaware corporation law authorizes a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of the directors' fiduciary duty of care. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by such provision, directors are accountable to the corporation and its stockholders for monetary damages for conduct constituting gross negligence in the exercise of the directors' duty of care. Although
Section 102 does not change a director's duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. EVC's Certificate of Incorporation and By-Laws include provisions which limit or eliminate the personal liability of its directors to the fullest extent permitted by such Section. Consequently, a director or officer will not be personally liable to EVC or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:



     o any breach of the director's duty of loyalty to EVC or its stockholders;


     o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions; and

     o any transaction from which the director derived an improper personal benefit.


     EVC's Certificate of Incorporation and By-Laws provide that EVC will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of EVC or serves or served at the request of EVC as a director, officer or employee of another corporation or entity.



     EVC intends to enter into agreements to indemnify its directors and officers, in addition to the indemnification provided for in EVC's Certificate of Incorporation and By-Laws. These agreements, among other things, will indemnify EVC's directors and officers for certain expenses (including advancing expenses for attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of EVC, arising out of such person's services as a director or officer of EVC, any subsidiary of EVC or any other company or enterprise to which the person provides services at the request of EVC. In addition, EVC intends to obtain directors' and officers' insurance providing indemnification for EVC's directors and officers for certain liabilities. EVC believes that these indemnification provisions and agreements and related insurance are necessary to attract and retain qualified directors and officers.



     The limited liability and indemnification provisions in EVC's Certificate of Incorporation and By-Laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit EVC and its stockholders. A stockholder's investment in EVC, furthermore, may be adversely affected to the extent that EVC pays the costs of settlement and damage awards against directors and officers pursuant to the indemnification agreements and the indemnification provisions in EVC's Certificate of Incorporation and By-Laws.



     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of EVC, pursuant to the foregoing provisions, or otherwise, including pursuant to the underwriting agreement, EVC has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.



     In the event that a claim for indemnification against such liabilities (other than the payment by EVC of expenses incurred or paid by a director, officer or controlling person of EVC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with this offering, EVC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by EVC is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.



     There is no currently pending litigation or proceeding involving any director, officer or employee of EVC, and EVC is not aware of any threatened litigation or proceeding that might result in a claim by a director, officer or employee for indemnification.


EXECUTIVE COMPENSATION


     The following table shows compensation paid for the year ended
December 31, 1997 and the nine months ended September 30, 1998 to EVC's Chief Executive Officer. None of EVC's other most highly compensated individuals who were serving as officers of EVC on December 31, 1997 or September 30, 1998 had aggregate compensation of $100,000 or more for the period ended December 31, 1997 or the nine months ended September 30, 1998.


                                                                         ANNUAL COMPENSATION
                                                                    ------------------------------    ALL OTHER
NAME AND POSITION                                                     YEAR      SALARY      BONUS     COMPENSATION
-----------------------------------------------------------------   --------   --------    -------    ------------
Arol I. Buntzman,
  Chairman of the Board and Chief Executive Officer..............   1997       $136,250    $35,600       $7,020(1)
                                                                    1998(2)     150,000     60,000        3,927(1)

------------------
(1) Represents automobile allowance.

(2) Nine months ended September 30, 1998.

EMPLOYMENT AGREEMENTS


     Each of Dr. Buntzman, Dr. McGrath and Messrs. Goldenberg, Caven and Mollitor has entered into an employment agreement with EVC.


     The employment agreement with Dr. Buntzman provides for his employment as Chairman and Chief Executive Officer at an annual salary of $240,000.

     The employment agreement with Dr. McGrath provides for his employment as President at an annual salary of $138,000.

     The employment agreement with Mr. Goldenberg provides for his employment as Chief Financial Officer at an annual salary of $114,000.

     The employment agreement with Mr. Caven provides for his employment as Vice President / Director of Distance Learning at an annual salary of $70,000.

     The employment agreement with Mr. Mollitor provides for his employment as Vice President of Operations at an annual salary of $120,000.


     Each of the employment agreements expires December 31, 2001. The employment agreements entitle the officers to participate in the health, insurance, pension and other benefits, if any, generally provided to employees of EVC and Dr. Buntzman's and Dr. McGrath's agreements entitle them to additional life insurance equal to three times their respective salaries. The employment agreements also provide that, with certain exceptions, until 18 months after the termination of employment with EVC, the officer may not induce employees to leave the employ of EVC or participate in any capacity in any business activities that compete with the business conducted by EVC during the term of the employment agreement.



     EVC may terminate the employment of the officers upon death or extended disability or for cause (as defined in each respective agreement), except that Mr. Mollitor's agreement is terminated at any time. If employment is terminated by EVC without cause, the agreements generally provide EVC must pay the officer's salary and health and insurance benefits until the earlier of a specified date or the scheduled termination date of the employment agreement or, in the case of Drs. Buntzman and McGrath, until 36 months after termination of their employment.



     On October 1, 1998, EVC entered into an agreement with Dr. Arol I. Buntzman providing for payments to him, in the event his employment with EVC is terminated after a change in control of EVC (as defined) during the term of the agreement. The agreement expires September 30, 2001, but is subject to automatic extension to December 31, 2001, and, thereafter, for successive one-year terms, unless otherwise terminated by either party. The agreement requires severance payments to Dr. Buntzman of 2.99 times the sum of his base salary and the highest annual bonus, if any, paid to him during the three previous years and the continuation of his medical and dental insurance benefits. The agreement requires these payments to be made in equal installments over a 36 month period and for the insurance benefits to continue for 36 months.


1998 INCENTIVE PLAN


     The 1998 Incentive Plan, which was adopted by the Board of Directors in October 1998 and subsequently approved by EVC's stockholders and is intended to benefit EVC by (i) assisting it in recruiting and retaining employees and non-employee directors, advisors and independent consultants with ability and initiative, (ii) providing greater incentive for employees and consultants of EVC and (iii) associating the interest of employees and consultants with those of EVC and its stockholders through opportunities for increased stock ownership.



     EVC's Board of Directors or the Compensation Committee can administer the 1998 Incentive Plan. Upon completion of this offering, the administration of the 1998 Incentive Plan will be delegated by the Board of Directors to the Compensation Committee.



     EVC's employees, advisors, independent consultants, and directors areeligible to participate in the 1998 Incentive Plan. The Compensation Committee will select the individuals who will participate in the 1998 Incentive Plan. The Compensation Committee may, from time to time, grant stock options or stock awards.

     Options granted under the 1998 Incentive Plan may be qualified incentive stock options or non-qualified stock options. The option price will be fixed by the Compensation Committee at the time the option is granted, but the price cannot be less than the fair market value of the stock on the date of grant in the case of an incentive stock option. The option price must be paid in cash or, if permitted by the Compensation Committee, may be paid with shares of common stock or with a combination of cash and common stock or in installments. Options are non-transferable except upon death. The Compensation Committee will also determine the vesting and exercisability of options, except that incentive stock option cannot be exercised more than 10 years after being granted.



     Participants may also be awarded shares of common stock pursuant to a stock award. The Compensation Committee, in its discretion, may prescribe that a participant's right in a stock award shall be nontransferable, forfeitable or otherwise restricted.



     The 1998 Incentive Plan provides that in most circumstances outstanding options will become exercisable and outstanding stock awards will be earned in full and nonforfeitable in the event of a "change in control" of EVC (as defined in the 1998 Incentive Plan).



     All stock options and stock awards granted under the 1998 Incentive Plan will be evidenced by written agreements between EVC and the participant. The maximum aggregate number of shares of common stock which may be issued under the 1998 Incentive Plan is 356,000.



     No option or stock award may be granted under the 1998 Incentive Plan after September 30, 2008. The Board may terminate the 1998 Incentive Plan sooner without further action by stockholders. The Board also may amend the 1998 Incentive Plan, except that no amendment may adversely affect the rights of a participant without the participant's consent.



     Generally, unless the applicable stock option agreement provides otherwise, a stock option may be exercised only while the optionee remains employed by EVC or within 90 days thereafter, or up to six months after his or her death or total permanent disability. Also a stock option will terminate immediately if the optionee's employment is terminated for cause or he or she leaves EVC voluntarily without the consent of EVC. In general, stock options may not be transferred, assigned, pledged or otherwise transferred.


                              CERTAIN TRANSACTIONS


     In connection with EVC's organization in March 1997, Messrs. Buntzman, McGrath and Goldenberg, all of whom are executive officers and directors of EVC, purchased 1,000,000, 500,000 and 100,000 shares of common stock, respectively, for $.0002 per share. EVC subsequently issued an additional 1,500 shares of common stock to Mr. Goldenberg for financial consulting services rendered March 1997 to October 1997 when he changed his status from part-time to full-time Chief Financial Officer of EVC. In September 1998 Dr. McGrath sold 68,000 shares of common stock to B&H Investments Limited, a principal stockholder of EVC, at $8.00 per share. Drs. Buntzman and McGrath may be deemed promoters of EVC.



     In January and February 1998, EVC issued warrants to Tayside Trading Ltd., a principal stockholder of EVC, to purchase 36,000 shares of common stock at $6.00 per share as a finder's fee in connection with EVC's receipt of gross proceeds of $1,072,500 from the issuance in a private placement of 195,000 shares of common and warrants to purchase 78,000 shares of common stock at $6.00 per share. Tayside and B & H acquired their other EVC securities described under "Principal Stockholders" prior to the foregoing transactions and at a time when they had no relationship with EVC or any officer or director of EVC.



     As of March 1998, EVC entered into a three year consulting agreement with Arthur H. Goldberg, who will become a director of EVC upon the consummation of this offering. The agreement provides that Mr. Goldberg will help EVC to obtain financing and agreements with corporate customers and education providers and in strategic planning and corporate development. The agreement entitles
Mr. Goldberg to 5% of revenues received by EVC from activities, if any, with one education provider with which EVC does not currently have an agreement. The agreement also grants Mr. Goldberg seven year options to purchase (i) 25,000 shares of common stock at $7.00 per share, of which options to purchase 12,500 shares vested immediately and options to purchase an additional 12,500 shares vested in September 1998 and (ii) an additional 75,000 shares of common stock at

$7.00 per share, of which options to purchase 25,000 shares vest on each anniversary of the agreement while the agreement remains in effect.



     As of May 1998, EVC entered into a five year consulting agreement with William Coda, who will become a director of EVC upon the consummation of this offering. The agreement provides that Mr. Coda will assist EVC in obtaining agreements with additional corporate customers. The agreement entitles Mr. Coda to 2.5% of payments actually collected by EVC for services provided by it to corporate customers with which EVC contracts as a result of Mr. Coda's direct involvement. The agreement also provides for the payment to Mr. Coda of $5,000 per month for his services, in addition to such percentage compensation. The agreement is terminable by EVC upon 30 days notice to Mr. Coda.



     The transactions described above between EVC and each of Tayside, B&H, Mr. Goldberg and Mr. Coda were consummated when such companies and individuals were, respectively, not affiliates of EVC. EVC believes the terms of such transactions were as favorable to EVC as it could obtain from unaffiliated third parties.



     Upon completion of this offering, EVC will have, at least two independent directors on its Board of Directors. Any material transactions, including material loans with officers, directors, stockholders holding greater than 5% of EVC's outstanding shares or affiliates, will be ratified or approved by a majority of the directors who do not have an interest in the transaction, and will be on terms which are at least as favorable to EVC as those that can be obtained by unaffiliated third parties. All such transactions will be entered into by EVC for a bona fide purpose. Such disinterested directors will have full access, at EVC's expense, to EVC's counsel or other independent counsel in connection with such ratification or approval of any transaction.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth, as of December 15, 1998, the beneficial ownership of common stock by each person (or group of affiliated persons) known by EVC to own beneficially more than 5% of the outstanding shares of common stock, each director and director designee and the Chief Executive Officer of EVC, and all directors, director designees and executive officers as a group. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.



                                                                   SHARES OF              PERCENTAGE OF TOTAL SHARES
                                                                  COMMON STOCK         ---------------------------------
NAME OF BENEFICIAL OWNER(1)                                      BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
--------------------------------------------------------------   ------------------    ---------------    --------------
Arol I. Buntzman..............................................        1,518,500(2)           50.5%              36.1%(3)
John J. McGrath...............................................          432,000(2)           14.4               10.3 (3)
Richard Goldenberg............................................           86,500(2)(4)         2.9                2.1 (3)
Tayside Trading Ltd(5) .......................................          386,000(6)           12.3                8.9
125/5 Sanhebria Murchevet
Jerusalem, Israel
DEWI Investments Limited(7) ..................................          533,334              17.8               12.7
37 Bar Ilan Street
Jerusalem, Israel
B&H Investments Limited(8) ...................................          268,409(9)            8.8                6.3
50 Town Range
Gibraltar
William R. Coda*..............................................               --                --                 --
Arthur H. Goldberg*...........................................           35,000(10)           1.2                 .8
All directors, director designees and executive officers as a
  group (5 persons)...........................................        1,553,500(4)(10)       51.2               36.7


------------------


 *      Director designee
(1)     Unless otherwise indicated, the address for each stockholder is c/o Educational Video Conferencing, Inc., 35
        East Grassy Sprain Road, Yonkers, New York 10710.
(2)     Includes the 432,000 and 86,500 shares beneficially owned, respectively, by Dr. McGrath and Mr. and
        Mrs. Goldenberg. An agreement between Drs. Buntzman and McGrath, gives Dr. Buntzman the right to direct the vote of the shares of common stock owned by Dr. McGrath as Dr. Buntzman directs until March 1, 2000, and also grants Dr. Buntzman a right of first refusal to purchase Dr. McGrath's shares if Dr. McGrath elects to sell all or any part of his shares or leaves EVC's employ for any reason prior to March 1, 2000, other than as a result of his death, permanent disability or termination of his employment by EVC without cause. The price to be paid by Dr. Buntzman for such shares will be the lower of $4.00 per share or the average trading price of the common stock during the 30-day period prior to the date of the termination of Dr. McGrath's employment. See "Certain Transactions." Additionally, Dr. Buntzman has the right to direct the vote of the shares owned by Mr. and Mrs. Goldenberg until March 1, 2000 pursuant to an agreement with them.
(3)     If the Underwriters elect to exercise in full their overallotment option, Dr. Buntzman will beneficially own
        1,476,834 shares of common stock, representing 34.0% of the outstanding shares, Dr. McGrath will own 420,146 shares of common stock, representing 9.7% of the outstanding shares, Mr. Goldenberg will own 84,127 shares of common stock, representing 1.9% of the outstanding shares and all directors and executive officers as a group will own shares of common stock, representing 34.6% of the outstanding shares. See "Underwriting."
(4)     Owned jointly by Mr. Goldenberg and his wife and excludes 15,000 shares of common stock owned by
        Mr. Goldenberg's adult children, as to which shares Mr. and Mrs. Goldenberg disclaim beneficial ownership.
(5)     The ultimate beneficial owner is Mr. Esriel Pines.
(6)     Includes currently exercisable warrants to purchase 136,000 shares of common stock. Excludes warrants to purchase 50,000 shares of common stock which are not exercisable prior to October 27, 1999. See "Certain
        Transactions" and "Shares Eligible for Future Sale."
(7)     The ultimate beneficial owner is Mr. Aron Gee.
(8)     The ultimate beneficial owners are Mr. Chaim Segal and Mr. Simcha Senerovitch.
(9)     Includes currently exercisable warrants to purchase 46,545 shares of common stock. See "Shares Eligible for
        Future Sale."
(10)    Includes currently exercisable warrants and options to purchase 25,000 shares of common stock. See "Certain
        Transactions" and "Shares Eligible for Future Sale."

                          DESCRIPTION OF CAPITAL STOCK


     The following summary of the material terms of the common stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of EVC's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


GENERAL


     The authorized capital stock of EVC consists of 10,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. The 3,008,907 currently outstanding shares of EVC common stock are owned by 36 holders of record. Upon consummation of this offering, 4,208,907 shares of common stock and no shares of preferred stock will be issued and outstanding. An additional 138,334 shares of common stock will be outstanding if the Underwriters' over-allotment option is exercised in full and an additional 120,000 shares of common stock will be issuable upon exercise of the Representative's Warrants.


COMMON STOCK


     Voting Rights. Each holder of common stock outstanding is entitled to one vote per share on all matters submitted to a vote of EVC's stockholders, including the election of directors. Holders will not have cumulative voting rights in connection with the election of directors or any other matter.



     Any action that may be taken at a meeting of the stockholders may be taken by written consent in lieu of a meeting if EVC receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present and voted. This could permit Drs. Buntzman and McGrath and certain other principal stockholders to take action regarding certain matters without providing other stockholders the opportunity to voice dissenting views or raise other matters. See "Risk Factors--Control by Existing Stockholders."



     Liquidation. In the event of any dissolution, liquidation or winding up of the affairs of EVC, whether voluntary or involuntary, holders of the common stock are entitled to share ratably in all assets remaining after payment of the debts and other liabilities of EVC and after satisfaction of the liquidation preference of any shares of preferred stock then outstanding.



     Dividends, Distributions and Stock Splits. Subject to the preferential rights of any preferred stock that may at the time be outstanding, each share of common stock will have an equal and ratable right to receive dividends when, if and as declared from time to time by the Board of Directors out of funds legally available therefor. EVC does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."



     Other Provisions. The holders of common stock are not entitled to preemptive rights. There are no redemption or sinking fund provisions applicable to the common stock.


PREFERRED STOCK


     The Board of Directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, will be able to issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. EVC has no present plans to issue any preferred stock.



CERTAIN ANTI-TAKEOVER EFFECTS OF LAW AND CERTIFICATE OF INCORPORATION



     Following consummation of the offering, EVC will be subject to the "business combination" provisions of Section 203 of Delaware corporation law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder"

(in general, a stockholder owning 15% of a corporation's outstanding voting securities) for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:


     o the transaction is approved by the corporation's board of directors prior to the date the stockholder became an interested stockholder;


     o upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by (i) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or



     o on or after such date, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of such outstanding voting stock not owned by the interested stockholder.



     EVC has adopted a classified Board of Directors effective upon the completion of this offering. The directors will be divided into three classes, two consisting of two directors and one consisting of one director. The existence of a classified Board of Directors may inhibit a change of control of EVC. See "Management--Classified Board."


TRANSFER AGENT AND REGISTRAR


     Continental Stock Transfer & Trust Company, New York, NY, has been appointed as transfer agent and registrar for the common stock.


LISTING


     EVC has applied for listing of the common stock on the Pacific Exchange
under the symbol "   ", the Boston Stock Exchange under the symbol "   " and on
the Nasdaq SmallCap Market under the symbol "   ."


                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, there has been no public market for the common stock. EVC cannot predict the effect, if any, that sales of shares of the common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of a significant number of shares of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock.



     Upon consummation of this offering, EVC will have 4,208,907 shares of common stock outstanding (4,347,241 shares if the Underwriters' over-allotment option is exercised in full). Of the shares outstanding after this offering, the 1,200,000 shares of common stock sold in this offering will be freely tradeable without restriction under the Securities Act of 1933, except that shares owned by an "affiliate" of EVC will be subject to the volume limitations of Rule 144 under the Securities Act of 1933. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer. The remaining 3,008,907 shares of common stock will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including the exemption provided by Rule 144 under the Securities Act. In addition to the demand and piggyback registration rights of the holders of the Representatives Warrants, holders of 1,160,157 shares of the common stock and warrants to purchase 385,250 shares of common stock have piggyback registration rights following this offering. Such holders include Tayside Trading Ltd., Dewi Investments Limited, and B & H Investments Limited, as to a total of 1,005,198 shares of common stock and 232,546 shares of common stock subject to warrants, and Arthur H. Goldberg as to 20,000 shares of common stock and 8,000 shares of common stock subject to warrants.

     Subject to the foregoing and to the lock-up agreements described below, under Rule 144 as currently in effect, a stockholder, including an affiliate, who has beneficially owned his or her restricted shares for at least one year from the date they were acquired from EVC or an affiliate of EVC may sell, within any three-month period, a number of such shares that does not exceed certain volume restrictions, provided that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed from the date any restricted shares were acquired from EVC or an affiliate, a stockholder that is not an affiliate of EVC at the time of sale and that has not been an affiliate for at least three months prior to the sale is entitled to sell those shares without compliance with the requirements of Rule 144 set forth above. An affiliate of EVC, however, must comply with the volume restrictions and the other requirements referred to above.



     Immediately after this offering, there will be options and warrants to purchase approximately 670,250 shares of common stock outstanding. Subject to the provisions of existing lock-up agreements, holders of options to purchase 165,000 shares may rely on the resale provisions of Rule 701 under the Securities Act, which permits nonaffiliates to sell their shares without having to comply with the current public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their shares without having to comply with the holding period requirement of Rule 144, in each case beginning 90 days after the consummation of this offering. In addition, immediately after this offering, EVC intends to file a registration statement on Form S-8 covering non-transferable options granted under the 1998 Incentive Plan. Shares of common stock registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with EVC or existing lock-up agreements. See "Management--1998 Incentive Plan."



     For information regarding the lock-up agreements restricting transfer of securities owned by EVC's existing stockholders, see "Underwriting."

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the underwriting agreement, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part (the "Underwriting Agreement"), the Underwriters named below, acting through Prime Charter Ltd., as Representative, have severally agreed to purchase from EVC, and EVC has agreed to sell to the Underwriters, an aggregate of 1,200,000 shares of common stock. The Underwriting Agreement provides that the Underwriters' obligations to pay for and accept delivery of those shares of common stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of those shares of common stock if any shares are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Underwriting Agreement.



                                                                                     NUMBER
UNDERWRITER                                                                        OF SHARES
--------------------------------------------------------------------------------   ----------
Prime Charter Ltd...............................................................

                                                                                   ----------
     Total......................................................................    1,200,000
                                                                                   ----------
                                                                                   ----------



     The Underwriters propose to offer the shares of common stock offered hereby to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, who are members of the National Association of Securities Dealers, Inc. (the "NASD"), at such price less a concession not in
excess of $     per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers that are members of the NASD. Until completion of this offering, the public offering price, the concession and the reallowance will not be changed.



     EVC has agreed to pay the Representative a non-accountable expense allowance of 3% of the aggregate offering price of the shares of common stock in this offering (including any shares of common stock purchased pursuant to the over-allotment option), of which $100,000 has been paid by EVC to cover some of the due diligence expenses and underwriting costs related to this offering. EVC has also agreed to pay the fees and expenses of counsel to the Underwriters up to a maximum of $200,000.



     EVC has agreed to indemnify the Underwriters against certain liabilities in connection with the offering, including liabilities under the Securities Act.



     The Underwriting Agreement provides that the Representative, on behalf of itself, has the right to designate a representative to observe meetings of EVC's Board of Directors or require EVC to use its best efforts to elect the Representative's nominee to EVC's Board of Directors. See "Management."



     EVC has agreed to sell to the Representative or its designees, for nominal consideration, the Representative's Warrants to purchase an aggregate of 120,000 shares of common stock. The shares of common stock subject to the Representative's Warrants will be identical to the shares of common stock offered to the public hereby in all respects. The Representative's Warrants will be exercisable for a four-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part (the "Effective Date") at a per share exercise price equal to 120% of the initial public offering price of the common stock. The Representative's Warrants will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the Effective Date, except to officers or partners of the Representative or those of the Underwriters. During the period beginning one year from the Effective Date and ending five years thereafter, the holder of the Representative's Warrants may require EVC to register for resale to the public the shares of common stock issued or issuable upon exercise of the Representative's Warrants. Such demand registration right may be exercised once during such period. In addition, during the period ending seven years from the Effective Date, EVC has agreed to include such shares of common stock in any appropriate registration statement which is filed by EVC. The Representative's Warrants will contain anti-dilution provisions providing for appropriate adjustment of the exercise price and number of shares that may be purchased upon the occurrence of certain events. The Representative's Warrants may be exercised by paying the exercise price in cash, through the surrender of shares of common stock, through a reduction in the number of shares covered thereby, or by using a combination of such methods.

     The Underwriting Agreement provides that EVC and its affiliates, other than individual stockholders, shall grant the Representative a right of first refusal with respect to any sale of securities to be made by EVC or such affiliates at any time during the three-year period commencing on the Effective Date.



     EVC and Drs. Buntzman and McGrath and Mr. Goldenberg have granted to the Underwriters options, exercisable during the 45-day period after the Effective Date, to purchase up to 180,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions and a pro rata portion of the non-accountable expense allowance. Of this amount, the first 138,334 shares will be sold by EVC and the remaining 41,666 shares will be sold by such selling stockholders. See "Certain Transactions." The Underwriters may exercise these options solely to cover over-allotments, if any, made in the sale of the shares of common stock offered hereby. To the extent that these options are exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the percentage of shares of common stock it was originally obligated to purchase pursuant to the Underwriting Agreement.



     Prior to this offering, there has been no public market for the common stock. Accordingly, the public offering price for the common stock was determined by negotiation between EVC and the Representative. Among the factors considered in determining the public offering price were the services, the experience of management, the economic conditions of EVC's industry in general, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to EVC and other relevant factors. There can be no assurance, however, that the prices at which the common stock will sell in the public market after this offering will not be lower than the price at which the shares of common stock are sold by the Underwriters.



     Until the distribution of common stock in this offering is completed, rules of the SEC may limit the ability of the Underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. If the Underwriters create a short position in the common stock in connection with this offering, i.e., if they sell more shares of common stock than are set forth on the cover page of this Prospectus, the Representative may reduce the short position by purchasing common stock in the open market. The Representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the Representative may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of common stock in the open market to reduce the Underwriters' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members that sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it discouraged resales of that security. Neither EVC nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.



     The lock-up agreements referred to in the last paragraph of "Shares Eligible for Future Sale" are described in this paragraph. EVC and its existing security holders have agreed that they will not, directly or indirectly, without the prior written consent of the Representative, for a period of 12 months after the date of this Prospectus sell, offer to sell, solicit an offer to buy, contract to sell, pledge, grant any option for the sale of, or otherwise transfer or dispose of or cause the transfer or disposition of, any shares of common stock or any securities convertible into or exchangeable or exercisable for any shares of common stock or exercise any registration rights with respect to any shares of common stock or any securities convertible into or exchangeable or exercisable for any shares of common stock. The foregoing restrictions do not apply to grants or awards under the 1998 Incentive Plan or to shares sold to the Underwriters to cover over-allotment.

                                 LEGAL MATTERS


     The legality of the common stock offered hereby will be passed upon for EVC by FischbeinoBadillooWagneroHarding, New York, New York. Certain legal matters will be passed upon for the Underwriters by Proskauer Rose LLP, New York, New York.


                                    EXPERTS


     The financial statements of EVC for the periods ended December 31, 1997 and September 30, 1998 included in this Prospectus and Registration Statement have been so included in reliance upon the report of Goldstein Golub Kessler LLP, independent certified public accountants, given upon the authority of such firm as experts in accounting and auditing.

                      EDUCATIONAL VIDEO CONFERENCING, INC.
                         INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report........................................................................         F-2
Financial Statements:
Balance Sheet as of December 31, 1997 and September 30, 1998........................................         F-3
Statement of Operations for the Period from March 4, 1997 (date of inception) to December 31, 1997 and for the Period from March 4, 1997 (date of inception) to September 30, 1997 (unaudited) and
  for the Nine-Month Period Ended September 30, 1998 ...............................................         F-4
Statement of Stockholders' Equity for the Period from March 4, 1997 (date of inception) to
  December 31, 1997 and for the Nine-Month Period Ended September 30, 1998..........................         F-5
Statement of Cash Flows for the Period from March 4, 1997 (date of inception) to
  December 31, 1997 and for the Period from March 4, 1997 (date of inception) to
  September 30, 1997 (unaudited) and for the Nine-Month Period Ended
  September 30, 1998................................................................................         F-6
Notes to Financial Statements.......................................................................   F-7--F-14

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Educational Video Conferencing, Inc.


We have audited the accompanying balance sheets of Educational Video Conferencing, Inc. as of December 31, 1997 and September 30, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from March 4, 1997 (date of inception) to December 31, 1997 and for the nine-month period ended September 30, 1998. These financial statements are the responsibility of EVC's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Educational Video Conferencing, Inc. as of December 31, 1997 and September 30, 1998, and the results of its operations and its cash flows for the period from March 4, 1997 (date of inception) to December 31, 1997 and for the nine-month period ended
September 30, 1998 in conformity with generally accepted accounting principles.


GOLDSTEIN GOLUB KESSLER LLP
New York, New York



October 5, 1998, except for the third from last paragraph of Note 1 and the second paragraph of Note 7, as to which the date is December 22, 1998.

                      EDUCATIONAL VIDEO CONFERENCING, INC.
                                 BALANCE SHEET


                                                                                       DECEMBER 31,    SEPTEMBER 30,
                                                                                          1997             1998
                                                                                       ------------    --------------
                                       ASSETS
Current Assets:
  Cash and cash equivalents.........................................................    $  127,279       $2,175,766
  Accounts receivable, net of allowance for doubtful accounts of $7,000 at
     September 30, 1998.............................................................            --          107,419
  Subscriptions receivable..........................................................       690,000               --
  Prepaid expenses..................................................................        11,238          140,625
                                                                                        ----------       ----------
Total current assets................................................................       828,517        2,423,810
Property and Equipment, net of accumulated depreciation of $159,304 at
  September 30, 1998................................................................     1,190,251        1,205,033
Deferred Income Tax Asset, net of valuation allowance of $77,000 and $384,000,
  respectively......................................................................            --               --
Other Assets........................................................................        14,292            7,832
Debt Issue Costs....................................................................        81,903               --
Deferred Offering Costs.............................................................            --          155,000
                                                                                        ----------       ----------
Total Assets........................................................................    $2,114,963       $3,791,675
                                                                                        ----------       ----------
                                                                                        ----------       ----------

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.............................................    $  534,648       $  258,173
  Current portion of notes payable..................................................       210,177           50,000
                                                                                        ----------       ----------
Total current liabilities...........................................................       744,825          308,173
Notes Payable, net of current portion...............................................       235,000               --
                                                                                        ----------       ----------
Total liabilities...................................................................       979,825          308,173
                                                                                        ----------       ----------
Commitments
Stockholders' Equity:
  Preferred stock--$.0001 par value; authorized 1,000,000 shares, none issued.......            --               --
  Common stock--$.0001 par value; authorized 10,000,000 shares, issued and
     outstanding 2,329,278 shares and 3,008,907 shares, respectively................           233              301
  Additional paid-in capital........................................................     1,857,027        6,064,920
  Accumulated deficit...............................................................      (722,122)      (2,581,719)
                                                                                        ----------       ----------
Stockholders' equity................................................................     1,135,138        3,483,502
                                                                                        ----------       ----------
Total Liabilities and Stockholders' Equity..........................................    $2,114,963       $3,791,675
                                                                                        ----------       ----------
                                                                                        ----------       ----------


                       See Notes to Financial Statements

                      EDUCATIONAL VIDEO CONFERENCING, INC.
                            STATEMENT OF OPERATIONS


                                                             MARCH 4, 1997          MARCH 4, 1997            NINE MONTHS
                                                             (DATE OF INCEPTION)    (DATE OF INCEPTION)         ENDED
                                                             TO DECEMBER 31,        TO SEPTEMBER 30,        SEPTEMBER 30,
                                                                  1997                   1997                   1998
                                                             -------------------    -------------------    -------------------
                                                                                        (UNAUDITED)
Net revenue...............................................        $      --              $      --             $   174,495
Interest income...........................................               --                     --                  39,620
                                                                  ---------              ---------             -----------
Total revenue.............................................               --                     --                 214,115
                                                                  ---------              ---------             -----------
Operating expenses:
  Cost of sales...........................................               --                     --                 147,629
  Salaries and benefits...................................          333,661                104,090               1,027,416
  Marketing, brochures and student registration costs.....          158,486                     --                 314,683
  Professional fees.......................................           60,842                  6,945                  52,963
  Interest and financing costs............................           58,536                  7,913                 107,822
  Depreciation............................................               --                     --                 159,304
  Other...................................................          110,597                 46,054                 263,895
                                                                  ---------              ---------             -----------
Operating expenses........................................          722,122                165,002               2,073,712
                                                                  ---------              ---------             -----------
Net loss..................................................        $(722,122)             $(165,002)            $(1,859,597)
                                                                  ---------              ---------             -----------
                                                                  ---------              ---------             -----------
Basic loss per common share...............................        $    (.38)             $    (.09)            $      (.74)
                                                                  ---------              ---------             -----------
                                                                  ---------              ---------             -----------
Weighted-average number of common shares outstanding......        1,922,951              1,845,000               2,521,585
                                                                  ---------              ---------             -----------
                                                                  ---------              ---------             -----------


                       See Notes to Financial Statements

                      EDUCATIONAL VIDEO CONFERENCING, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY


                                                     COMMON STOCK
                                                  -------------------    ADDITIONAL
                                                   NUMBER                 PAID-IN      ACCUMULATED    STOCKHOLDERS'
                                                  OF SHARES    AMOUNT     CAPITAL        DEFICIT         EQUITY
                                                  ---------    ------    ----------    -----------    --------------
Period from March 4, 1997 (date of inception)
  to December 31, 1997:
  Issuance of common stock for cash and
     reduction of additional paid-in capital
     for stock split...........................   1,845,000     $184     $       16    $        --      $      200
  Issuance of common stock for cash............     250,000       25        844,975             --         845,000
  Issuance of common stock for video
     conferencing equipment....................      58,824        6        391,054             --         391,060
  Issuance of common stock for services related
     to raising equity.........................      50,000        5             (5)            --              --
  Issuance of common stock in connection with
     private placement.........................     125,454       13        620,987             --         621,000
  Net loss.....................................          --       --             --       (722,122)       (722,122)
                                                  ---------     ----     ----------    -----------      ----------
Balance at December 31, 1997...................   2,329,278      233      1,857,027       (722,122)      1,135,138
Nine months ended September 30, 1998:
  Issuance of common stock for cash............     533,334       53      3,599,954             --       3,600,007
  Issuance of common stock in connection with
     private placement.........................      69,545        7        349,130             --         349,137
  Issuance of common stock upon conversion of
     notes payable.............................      66,250        7        248,310             --         248,317
  Issuance of common stock for services
     relating to raising equity................       7,000        1             (1)            --              --
  Issuance of common stock for services........       3,500       --         10,500             --          10,500
  Net loss.....................................          --       --             --     (1,859,597)     (1,859,597)
                                                  ---------     ----     ----------    -----------      ----------
Balance at September 30, 1998..................   3,008,907     $301     $6,064,920    $(2,581,719)     $3,483,502
                                                  ---------     ----     ----------    -----------      ----------
                                                  ---------     ----     ----------    -----------      ----------


                       See Notes to Financial Statements

                      EDUCATIONAL VIDEO CONFERENCING, INC.
                            STATEMENT OF CASH FLOWS

                                                              MARCH 4, 1997          MARCH 4, 1997           NINE MONTHS
                                                             (DATE OF INCEPTION)    (DATE OF INCEPTION)         ENDED
                                                             TO DECEMBER 31,        TO SEPTEMBER 30,        SEPTEMBER 30,
                                                                  1997                   1997                   1998
                                                             -------------------    -------------------    -------------------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
  Net loss................................................       $  (722,122)           $  (165,002)           $(1,859,597)
     Adjustments to reconcile net loss to net cash used in
       operating activities:
       Depreciation.......................................                --                     --                159,304
       Amortization of debt issue costs...................            36,819                     --                 81,903
       Allowance for doubtful accounts....................                --                     --                  7,000
       Common stock issued for services...................                --                     --                 10,500
     Changes in operating assets and liabilities:
       Increase in accounts receivable....................                --                     --               (114,419)
       Increase in prepaid expenses.......................           (11,238)                    --               (129,387)
       (Increase) decrease in other assets................           (14,292)                (1,792)                 6,460
       Increase (decrease) in accounts payable and accrued
          expenses........................................           534,648                 25,443               (276,475)
                                                                 -----------            -----------            -----------
Net cash used in operating activities.....................          (176,185)              (141,351)            (2,114,711)
                                                                 -----------            -----------            -----------
Cash flows used in investing activity--purchase of
  property and equipment..................................          (695,074)                    --               (174,086)
                                                                 -----------            -----------            -----------
Cash flows from financing activities:
  Proceeds from issuance of notes payable.................           350,000                170,000                     --
  Debt issue costs........................................          (118,722)               (21,754)                    --
  Net proceeds from issuance of common stock..............           767,260                    200              4,639,144
  Deferred offering costs.................................                --                     --               (155,000)
  Repayment of notes payable..............................                --                     --               (110,177)
  Expenses incurred in the conversion of notes payable to
     common stock.........................................                --                     --                (36,683)
                                                                 -----------            -----------            -----------
Net cash provided by financing activities.................           998,538                148,446              4,337,284
                                                                 -----------            -----------            -----------
Net increase in cash and cash equivalents.................           127,279                  7,095              2,048,487
Cash and cash equivalents at beginning of period..........                --                                       127,279
                                                                 -----------            -----------            -----------
Cash and cash equivalents at end of period................       $   127,279            $     7,095            $ 2,175,766
                                                                 -----------            -----------            -----------
                                                                 -----------            -----------            -----------
Supplemental disclosure of cash flow information:
  Cash paid during the period for interest................       $        --            $        --            $    45,289
                                                                 -----------            -----------            -----------
                                                                 -----------            -----------            -----------
Supplemental schedule of noncash investing and financing
  activities:
  Conversion of notes payable to common stock.............       $        --            $        --            $   285,000
                                                                 -----------            -----------            -----------
                                                                 -----------            -----------            -----------
  Issuance of common stock in exchange for video
     conferencing equipment...............................       $   400,000            $        --            $        --
                                                                 -----------            -----------            -----------
                                                                 -----------            -----------            -----------
  Property and equipment acquired for note payable........       $    95,177            $        --            $        --
                                                                 -----------            -----------            -----------
                                                                 -----------            -----------            -----------
  Subscription receivable for issuance of common stock....       $   690,000            $        --            $        --
                                                                 -----------            -----------            -----------
                                                                 -----------            -----------            -----------

                       See Notes to Financial Statements

                      EDUCATIONAL VIDEO CONFERENCING INC.
                         NOTES TO FINANCIAL STATEMENTS

  (INFORMATION PERTAINING TO THE PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


     Educational Video Conferencing, Inc. ("EVC") was formed on March 4, 1997. EVC delivers educational courses and programs to employees of major corporations via interactive video conferencing systems. Interactive video conferencing allows the instructor to see, hear and interact with students as the students see, hear and interact with their instructor and other students at multiple locations. EVC provides its corporate customers with access to a number of educational providers and the marketing and administrative services necessary to recruit, enroll and deliver courses and programs to the corporation's employees. EVC serves as a marketing and technology bridge between accredited colleges, universities and training organizations that want to increase enrollment and tuition revenue from student populations they otherwise could not serve, and corporations that want to raise the education and skill levels of their employees.





EVC commenced its planned principal operations in February 1998.



     In April 1998, pursuant to an agreement and plan of merger
(reincorporation), Educational Video Conferencing, Inc. ("EVC-NY"), a New York corporation, merged into and with Educational Video Conferencing, Inc. ("EVC-DE"), a newly formed inactive Delaware corporation owned by the stockholders of EVC-NY. EVC-DE is the surviving corporation and EVC-NY has ceased to exist. The merger was accounted for at historical cost in a manner similar to a pooling of interests.



     EVC considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.



     EVC maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. EVC has not experienced any losses in such accounts.



     EVC recognizes income ratably over the semester in which courses are given. EVC began offering courses in February 1998. The courses range from 8-week to 16-week periods meeting 1 or 2 times a week.



     During the nine months ended September 30, 1998, two education providers accounted for 100% (78% and 22%) of EVC's net revenue.


     Property and equipment is recorded at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the property and equipment. All property and equipment purchased in 1997 was placed in service in January 1998. Accordingly, no depreciation is recorded for the period ended December 31, 1997.

     The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management. Actual results could differ from these estimates.

     Debt issue costs associated with the private placement financings described in Note 4 are being amortized by the straight-line method over the term of the related debt. Accumulated amortization was $36,819 and $118,722 at December 31, 1997 and September 30, 1998, respectively.


     Deferred offering costs represent costs attributable to a proposed initial public offering (see Note 8). EVC intends to offset these costs against the proceeds from this transaction. In the event that such offering is not completed, these costs will be charged to operations.


     Advertising costs are expensed as incurred. Marketing, brochures and student registration costs are capitalized and amortized over the semester to which the specific courses relate.


     EVC employs the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, under which method recorded deferred income taxes reflect the tax consequences on future years of temporary differences (differences between the tax basis of assets and liabilities

                      EDUCATIONAL VIDEO CONFERENCING INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  (INFORMATION PERTAINING TO THE PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(CONTINUED)

and their financial amounts at year-end). EVC provides a valuation allowance that reduces deferred tax assets to their net realizable value.


     The carrying values of financial instruments, including cash equivalents, subscriptions receivable and short-and long-term debt, approximate fair market values because of short maturities on interest rates that approximate current rates available to a development stage company.

     Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all statements for all entities with complex capital structures. Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock awards, warrants and other convertible securities. Diluted EPS is not presented since the effect would be antidilutive.


     In December 1998, the Company's Board of Directors approved a 1-for-2 reverse stock split which will be effective on the date of the public offering prospectus. All references to the number of common shares and per share amounts elsewhere in the financial statements and related footnotes have been restated as appropriate to reflect the effect of the reverse split for all periods presented.



     EVC accounts for employee stock options in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Under APB No. 25, EVC applies the intrinsic value method of accounting and therefore does not recognize compensation expense for options granted, because options are only granted at a price equal to the market price on the day of grant. SFAS No. 123, Accounting for Stock-Based Compensation, prescribes the recognition of compensation expense based on the fair value of options as determined on the grant date. However, SFAS No. 123 allows companies to continue applying APB No. 25 if certain pro forma disclosures are made assuming hypothetical fair value method application (see Note 7).



     During the nine-month period ended September 30, 1998, EVC adopted SFAS
No. 130, Reporting Comprehensive Income. SFAS No. 130 modifies the format EVC uses to report total nonowner changes in stockholders' equity. These changes will be shown together with net income in a new financial statement category entitled "comprehensive income." Adoption of SFAS No. 130 had no effect on EVC's financial position or results of operations and since EVC has no items of other comprehensive income, it is not required to report comprehensive income.


2. PROPERTY AND EQUIPMENT:

     Property and equipment, at cost, consists of the following:

                                                                 DECEMBER 31,    SEPTEMBER 30,    ESTIMATED
                                                                    1997             1998         USEFUL LIFE
                                                                 ------------    -------------    -----------
Furniture and fixtures........................................    $   10,286      $    21,460       5 years
Office computers..............................................        26,439           72,829       5 years
Video teaching equipment......................................     1,153,526        1,183,779       5 years
Computer software.............................................            --           64,036       5 years
Automobile....................................................            --           22,233       5 years
                                                                  ----------      -----------       -------
                                                                   1,190,251        1,364,337
Less accumulated depreciation.................................            --          159,304
                                                                  ----------      -----------       -------
                                                                  $1,190,251      $ 1,205,033
                                                                  ----------      -----------       -------
                                                                  ----------      -----------       -------

                      EDUCATIONAL VIDEO CONFERENCING INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  (INFORMATION PERTAINING TO THE PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                                1997            1998
                                                                             ------------    -------------
Accounts payable..........................................................     $ 55,258        $  35,940
Accrued bonuses...........................................................       35,600          100,000
Accrued professional fees.................................................       22,091          100,000
Accrued automobile........................................................           --           22,233
Payable to video equipment provider.......................................      308,349               --
Accrued interest..........................................................       21,000               --
Accrued finder's fees.....................................................       92,350               --
                                                                               --------        ---------
                                                                               $534,648        $ 258,173
                                                                               --------        ---------
                                                                               --------        ---------

4. NOTES PAYABLE:

                                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                                1997            1998
                                                                             ------------    -------------
Promissory notes payable(a)...............................................     $115,000         $    --
Convertible notes payable(b)..............................................      235,000          50,000
Note payable--equipment loan, noninterest-bearing and equipment note
  payable due on September 30, 1998.......................................       95,177              --
                                                                               --------         -------
  Total notes payable.....................................................      445,177          50,000
Less current portion......................................................      210,177          50,000
                                                                               --------         -------
  Notes payable, net of current portion...................................     $235,000         $   -0-
                                                                               --------         -------
                                                                               --------         -------

------------------

(a) In June 1997, EVC completed a private placement in which it received in the aggregate gross proceeds of $115,000 from the issuance of its 18% promissory notes and warrants to purchase 11,500 shares of common stock for $2.00 per share during the five-year period commencing on the closing of the private placement. The transaction costs attributable to this private placement were $36,166. No value was assigned to the warrants due to immateriality.



    In April 1998, $100,000 principal amount of the promissory notes was converted into 20,000 shares of common stock and warrants to purchase 8,000 shares of common stock for $6.00 per share. Transaction costs incurred in connection with this conversion were $9,171. The remaining $15,000 principal amount of promissory notes was repaid in June and July 1998.



(b) Between August and December 1997, EVC completed private placements for which it received in the aggregate gross proceeds of $235,000 from the issuance of 18% convertible promissory notes and warrants, expiring in 2002, to purchase 23,500 shares of common stock at $4.00 per share. No value was assigned to the warrants due to immateriality. The notes are due and payable on October 15, 2000 and are convertible into the common stock at the rate of $4.00 per share. In June and July 1998, $185,000 principal amount of notes was converted into 46,250 shares of common stock and $50,000 principal amount is still outstanding. In connection with these private placements, EVC incurred transaction costs amounting to $82,556 and, upon conversion, incurred $27,512 of expenses and issued 7,000 shares of common stock as a broker's commission.

                      EDUCATIONAL VIDEO CONFERENCING INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  (INFORMATION PERTAINING TO THE PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

5. INCOME TAXES:

     The tax effects of loss carryforwards and the valuation allowance that give rise to deferred tax assets are as follows:

                                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                                1997            1998
                                                                             ------------    -------------
Net operating losses......................................................     $ 77,000        $ 384,000
Less valuation allowance..................................................      (77,000)        (384,000)
                                                                               --------        ---------
Deferred tax assets.......................................................     $    -0-        $     -0-
                                                                               --------        ---------
                                                                               --------        ---------


     As of December 31, 1997 and September 30, 1998, EVC had net operating loss carryforwards available to offset future taxable income of approximately $516,000 and $2,584,000, respectively, which expire in various years through 2013. Between October 1997 and August 1998, EVC completed private offerings of securities. EVC intends to have an initial public offering ("IPO") of its securities. Under Section 382 of the Internal Revenue Code, these activities effect an ownership change and thus may severely limit, on an annual basis, EVC's ability to utilize its net operating loss carryforwards. EVC uses the lowest marginal U.S. corporate tax of 15% to determine deferred tax amounts and the related valuation allowance because EVC had no taxable earnings through September 30, 1998.


6. COMMITMENTS:


     EVC leases office space under noncancelable operating leases which expire in August 2002. EVC also leases space and other services for its multiport control units that expires in 2000. The leases are subject to escalations for increases in EVC's share of increases in real estate taxes and other expenses.


     Minimum future obligations under these leases are as follows:

Three-month period ending December 31, 1998...........................................................   $ 41,238
Year ending December 31,
          1999........................................................................................    199,159
          2000........................................................................................    202,519
          2001........................................................................................     88,916
          2002........................................................................................     61,015
                                                                                                         --------
                                                                                                         $592,847
                                                                                                         --------
                                                                                                         --------

     Rent expense charged to operations for the period from March 4, 1997 (date of inception) to December 31, 1997 and for the nine months ended September 30, 1998 amounted to $7,654 and $35,205, respectively.


     EVC has entered into employment agreements with executive officers of EVC which provide for compensation and other benefits as set forth in the agreements. Aggregate compensation under the agreements is as follows:


Three-month period ending December 31, 1998.........................................................   $  171,000
Year ending December 31,
          1999......................................................................................      682,000
          2000......................................................................................      682,000
          2001......................................................................................      682,000
                                                                                                       ----------
                                                                                                       $2,217,000
                                                                                                       ----------
                                                                                                       ----------


     EVC has a consulting agreement with an individual who will become a director of EVC upon the consummation of the proposed IPO. The agreement entitles the consultant to 2.5% of payments actually collected

                      EDUCATIONAL VIDEO CONFERENCING INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  (INFORMATION PERTAINING TO THE PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

6. COMMITMENTS:--(CONTINUED)

by EVC for services provided by it to corporate customers with which EVC contracts as a result of the consultant's direct involvement. The agreement also provides for payment of $5,000 per month to the consultant. The agreement expires in May 2003, unless earlier terminated, including upon 30 days notice to the consultant.



     EVC has a consulting agreement with another individual who will become a director of EVC upon the consummation of the proposed IPO. The agreement entitles the consultant to 5% of revenues received by EVC from activities, if any, with one education provider with which EVC does not currently have an agreement. The agreement grants the consultant seven year options to purchase up to 100,000 shares of common stock, at $7.00 per share, of which options to purchase 25,000 shares vested prior to September 30, 1998 and options to purchase an additional 25,000 shares of common stock vest each March of 1999 through 2001.


7. STOCKHOLDERS' EQUITY:


     Effective October 1997, EVC's board of directors approved, prior to the reverse stock split described in the next paragraph, a 20,052-for-1 stock split, whereby the number of shares of outstanding common stock was increased from 184 to 3,690,000. The stated par value of each share was changed from no par value to $.0001. A total of $169 was reclassified from EVC's additional paid-in capital account to EVC's common stock account, prior to the reverse stock split described in the next paragraph.



     In December 1998, the Company's Board of Directors approved a 1-for-2 reverse stock split which will be effective on the date of the public offering prospectus. All references to the number of common shares and per share amounts elsewhere in the financial statements and related footnotes have been restated as appropriate to reflect the effect of the reverse split for all periods presented.



     In May 1997, in connection with an employment agreement, EVC issued options to this employee to purchase 15,000 shares of common stock at $4.80 per share. The options, which vest at the rate of 5,000 per year, are not exercisable until one year from the effective date of EVC's proposed IPO and expire 10 years from the effective date of the IPO.



     In May 1997, EVC issued warrants to an unaffiliated entity to purchase up to 37,500 shares of common stock for $5.44 per share as additional consideration for entering into a multiyear contract. The warrants are not exercisable until one year from the effective date of EVC proposed IPO and expire six years from the effective date of the proposed IPO.



     In October 1997, EVC received gross proceeds of $1,000,000 from the issuance of 250,000 shares of common stock and warrants, expiring in 2002, to purchase 150,000 shares of common stock. Of these warrants, 100,000 are exercisable at $4.00 per share and 50,000 are exercisable at $20.00 per share. No value was assigned to the warrants due to immateriality. Transaction costs incurred in connection with this issuance were $155,000. Additionally, in November 1997, EVC issued 50,000 shares of common stock as a finder's fee in connection with this transaction.



     In October 1997, EVC entered into an agreement, as amended, with a provider of interactive video equipment (the "Provider") under which EVC agreed to purchase approximately $1,000,000 of video conferencing systems. The agreement also obligates EVC to co-market the purchased products, among other things. The purchase price was $505,163 in cash, $400,000 offset by the Provider's purchase of 58,824 shares of EVC's common stock and a $95,177 noninterest-bearing note due on September 30, 1998. At December 31, 1997, EVC owed the Provider $155,163 related to this transaction and $153,186 for additional purchases which are included in accounts payable and accrued expenses in the accompanying financial statements.



     Between January 1998 and April 1998, EVC received gross proceeds of $1,072,500 from the issuance of 195,000 shares of common stock and warrants, expiring in 2003, to purchase 78,000 shares of common stock at

                      EDUCATIONAL VIDEO CONFERENCING INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  (INFORMATION PERTAINING TO THE PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

7. STOCKHOLDERS' EQUITY:--(CONTINUED)

$6.00 per share. As of December 31, 1997, EVC had received subscriptions for an aggregate of $690,000 to purchase 125,500 shares of common stock and warrants, expiring in 2003, to purchase 50,200 shares of common stock. The $690,000 was received by EVC by January 13, 1998. Transaction costs incurred in connection with this private placement were approximately $99,000. Additionally, warrants to purchase 51,796 shares of common stock for $6.00 per share were issued as a finder's fee in connection with these transactions.



     In March 1998, in connection with the employment of a vice-president, EVC issued options to purchase 50,000 shares of common stock. The options vest ratably over 10 years with exercise prices ranging from $20.00 per share to $40.00 per share.



     Between May and August 1998, EVC received gross proceeds of $4,000,000 for the issuance of 533,334 shares of common stock. The transaction costs incurred in connection with this private placement were approximately $400,000 and the issuance to a finder of warrants, expiring in 2003, to purchase 25,000 shares of common stock at $12.00 per share.



     In October 1998, the Board of Directors of EVC adopted an incentive stock option plan in which 356,000 shares of common stock have been reserved for future issuance through September 30, 2008. The plan provides for grants of incentive stock options, non-qualified stock options and shares of common stock to employees, non-employee directors and others. The option price cannot be less than the fair market value of the shares subject to incentive stock options at the date of grant. Vesting of options and stock awards and certain other conditions are determined by, or a committee appointed by, the Board of Directors. To date, no options have been granted under this plan.



     The following table represents the warrants outstanding as of December 31, 1997 and September 30, 1998:



                                                                                             WARRANTS OUTSTANDING
                                                                            EXERCISE     -----------------------------
                                                                            PRICE PER    DECEMBER 31,    SEPTEMBER 30,
EXPIRATION DATE                                                             WARRANT         1997            1998
-------------------------------------------------------------------------   ---------    ------------    -------------
June 2002................................................................    $  2.00         11,500          11,500
August 2002..............................................................       4.00          5,500           5,500
October 2002.............................................................       4.00        100,000         100,000
October 2002.............................................................      20.00         50,000          50,000
December 2002............................................................       4.00         18,000          18,000
December 2002............................................................       6.00         86,250          88,250
February 2003............................................................       6.00             --          37,500
April 2003...............................................................       6.00             --          12,000
August 2003..............................................................      12.00             --          25,000
Six years from IPO.......................................................       5.44         37,500          37,500
                                                                             -------       --------         -------
                                                                                            308,750         385,250
                                                                                           --------         -------
                                                                                           --------         -------

                      EDUCATIONAL VIDEO CONFERENCING INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  (INFORMATION PERTAINING TO THE PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

7. STOCKHOLDERS' EQUITY:--(CONTINUED)
     The following table summarizes information for options currently outstanding and exercisable at September 30, 1998:


                                                                                                        OPTIONS
                                                                     OPTIONS OUTSTANDING              EXERCISABLE
                                                               --------------------------------    ------------------
                                                                           WTD.-        WTD.-                 WTD.-
                                                                            AVG.        AVG.                  AVG.
  EXERCISE                                                                REMAINING    EXERCISE              EXERCISE
PRICE RANGE                                                    NUMBER       LIFE        PRICE      NUMBER     PRICE
------------------------------------------------------------   -------    ---------    --------    ------    --------
$ 4.80......................................................    15,000     10 yrs.      $ 4.80        --      $   --
$ 7.00......................................................   100,000      7 yrs.      $ 7.00     12,500     $ 7.00
$20.00--$40.00..............................................    50,000     10 yrs.      $30.00        --      $   --
                                                               -------     -------      ------     ------     ------
$ 4.80--$40.00..............................................   165,000      8 yrs.      $13.76     12,500     $ 7.00
                                                               -------     -------      ------     ------     ------
                                                               -------     -------      ------     ------     ------



     EVC has elected, in accordance with the provisions of SFAS No. 123, to apply the current accounting rules under APB Opinion No. 25 and related interpretations in accounting for stock options, and accordingly, has presented the disclosure-only information as required by SFAS No. 123. If EVC had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, EVC's net loss and net loss per common share would approximate the pro forma amounts shown in the following table.



                                                                                   MARCH 4, 1997          NINE MONTHS
                                                                                   (DATE OF INCEPTION)       ENDED
                                                                                   TO DECEMBER 31,        SEPTEMBER 30,
                                                                                        1997                  1998
                                                                                   -------------------    -------------
Reported net loss...............................................................        $(722,122)         $(1,859,597)
                                                                                        ---------          -----------
Pro forma net loss..............................................................        $(746,018)         $(1,936,627)
                                                                                        ---------          -----------
Reported net loss per common share..............................................        $    (.38)         $      (.74)
                                                                                        ---------          -----------
Pro forma net loss per common share.............................................        $    (.39)         $      (.77)
                                                                                        ---------          -----------


     The fair value of options granted (which is amortized to expense over the option vesting period in determining the pro forma impact) is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted- average assumptions:

Expected life of options.........................................................................   7 to 10 yrs.
                                                                                                    ------------
Risk-free interest rate..........................................................................   5.6% to 6.7%
                                                                                                    ------------
Expected volatility..............................................................................            N/A
                                                                                                    ------------
Expected dividend yield..........................................................................             --
                                                                                                    ------------

     The weighted-average fair value of options granted is as follows:


                                                                                   MARCH 4, 1997          NINE MONTHS
                                                                                   (DATE OF INCEPTION)       ENDED
                                                                                   TO DECEMBER 31,        SEPTEMBER 30,
                                                                                       1997                  1998
                                                                                   -------------------    -------------
Fair value of each option granted...............................................         $  1.59            $    1.54
Total number of options granted.................................................          15,000              150,000
                                                                                         -------            ---------
       Total fair value of all options granted..................................         $23,896            $ 231,089
                                                                                         -------            ---------
                                                                                         -------            ---------

                      EDUCATIONAL VIDEO CONFERENCING INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  (INFORMATION PERTAINING TO THE PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

7. STOCKHOLDERS' EQUITY:--(CONTINUED)

     In accordance with SFAS No. 123, the weighted-average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because EVC's incentive stock options do not trade on a secondary exchange, employees can receive no value or derive any benefit from holding stock options under these plans without an increase in the market price of EVC. Such an increase in stock price would benefit all stockholders commensurately.


8. INITIAL PUBLIC OFFERING:


     EVC intends to file a Registration Statement on Form SB-2 under the Securities Act of 1933. The Registration Statement contemplates an initial public offering of common stock having a value of approximately $13,200,000 to $15,600,000.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.


                            ------------------------

                               TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Prospectus Summary.............................      2
Risk Factors...................................      6
Use of Proceeds and Plan of Operations.........     11
Dividend Policy................................     12
Capitalization.................................     13
Dilution.......................................     14
Selected Financial Information.................     15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     16
Business.......................................     19
Management.....................................     27
Certain Transactions...........................     32
Principal Stockholders.........................     34
Description of Capital Stock...................     35
Shares Eligible for Future Sale................     36
Underwriting...................................     38
Legal Matters..................................     40
Experts........................................     40
Index to Financial Statements..................    F-1


                            ------------------------

                     DEALER PROSPECTUS DELIVERY OBLIGATION


     UNTIL                   , 1999, ALL DEALERS EFFECTING TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



                                1,200,000 SHARES

                               EDUCATIONAL VIDEO
                               CONFERENCING, INC.
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                               PRIME CHARTER LTD.

                                          , 1999


------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Amended and Restated Certificate of Incorporation and By-Laws of the Registrant provide that the Registrant shall indemnify any person to the full extent permitted by the Delaware General Corporation Law (the "GCL").
Section 145 of the GCL, relating to indemnification, is hereby incorporated herein by reference.

     In accordance with Section 102(a)(7) of the GCL, the Certificate of Incorporation of the Registrant eliminates the personal liability of directors to the Registrant or its stockholders for monetary damage for breach of fiduciary duty as a director with certain limited exceptions set forth in
Section 102(a)(7) of the GCL.


     The Registrant also intends to enter into indemnification agreements with each of its officers and directors, the form of which is filed as
Exhibit 10.21, to which reference is hereby made.


     Reference is made to Section 9 of the Underwriting Agreement (Exhibit 1.1) which provides for indemnification by the Underwriter of the Registrant, its officers and directors.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the estimated expenses (other than underwriting discounts and commissions and the Underwriters 3% non-accountable expense allowance) payable by the Registrant in connection with the issuance and distribution of the securities being registered. Except for the SEC and NASD filing fees, all expenses have been estimated and are subject to future contingencies.



SEC registration fee.......................................   $  6,306.04
NASD fee...................................................      2,165.60
PCX, BSE and Nasdaq Listing Fees...........................     30,000.00
Legal fees and expenses....................................    500,000.00
Printing and engraving expenses............................     75,000.00
Accounting fees and expenses...............................    125,000.00
Blue sky fees and expenses.................................     40,000.00
Transfer agent and registrar fees end expenses.............      7,500.00
Miscellaneous..............................................    114,028.36
                                                              -----------
     Total.................................................   $900,000.00
                                                              -----------
                                                              -----------





ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES**



          Since its inception, the Registrant has issued unregistered securities in the transactions described below:



          In connection with its formation in March 1997, the Registrant issued to eight persons 92 shares, no par value, for $2.17 per share. The 92 shares were exchanged for 1,845,000 shares of common stock in connection with the Registrant's recapitalization and reincorporation in Delaware in April 1998.



          In May 1997, the Registrant issued a warrant to an education provider to purchase up to 37,500 shares of common stock, at $5.44 per share, as partial consideration for that entity's multi-year agreement with the Company. Such warrant is not exercisable until one year after the effective date of this offering and expires six years after such effective date. This education provider is a sophisticated investor that was given access by the Registrant to all information it requested about the Registrant.



          In June 1997, the Registrant received gross proceeds of $115,000 from the issuance to three accredited investors of $115,000 principal amount 18% promissory notes and warrants to purchase 11,500 shares of common stock at $2.00 per share. In connection with such issuance, the Registrant paid $14,300 in commissions to one entity. In April 1998, $100,000 principal amount of these notes were converted into 20,000 shares of common stock and warrants to purchase 8,000 shares of common stock at $6.00 per share.


          Between August and December 1997, the Registrant received gross proceeds of $235,000 from the issuance to 12 accredited investors of $235,000 principal amount 18% convertible promissory notes and

------------------

** Gives effect to the one-for-two reverse stock split.

     warrants to purchase 23,500 shares of common stock at $4.00 per share. In connection with such issuances the Registrant paid $24,850 in commissions, and issued 8,250 shares of common stock to one entity. In June and July 1998, $185,000 of these notes were converted into 46,250 shares of common stock.



          In October 1997, the Registrant received gross proceeds of $1,000,000 from the issuance to one accredited investor of 250,000 shares of common stock and warrants to purchase 150,000 shares of common stock. Of these warrants, 100,000 are exercisable at $4.00 per share and 50,000 are exercisable at $20.00 per share. In connection with such issuance, the Registrant paid a fee of $130,000 and issued 50,000 shares of common stock to one person.



          In October 1997, the Registrant issued 58,824 shares of common stock valued at $400,000 to a video conferencing systems vendor and applied the $400,000 to the purchase of $1,000,000 of equipment. This vendor is a sophisticated investor that was given access by the Registrant to all information it requested about the Registrant.



          Between January and April 1998, the Registrant received gross proceeds of $1,072,500 from the issuance to four accredited investors of 195,000 shares of common stock and warrants to purchase 78,000 shares of common stock at $6.00 per share. In connection with such issuance, the Registrant paid fees of $99,000 and issued to two entities warrants to purchase 51,796 shares of common stock at $6.00 per share.



          In April 1998, the Registrant issued to two persons 3,500 shares of common stock as payment for financial consulting services in March through October 1997. The shares were valued at $3.00 per share. Each such individual is a sophisticated investor that had complete access to information regarding the Registrant as a result of his relationship with the Registrant.



          Between June and August 1998, the Registrant received gross proceeds of $4,000,000 for the issuance of 533,334 shares of common stock to one accredited investor. In connection with such issuance, the Registrant paid a fee of $400,000 and issued warrants to purchase 25,000 shares of common stock at $12.00 per share to one entity.



     Except for the conversions into common stock, the foregoing transactions were transactions not involving a public offering and were exempt from the registration provisions of the Securities Act of 1933 pursuant to
Section 4(2) thereof. In addition, the securities sold to accredited investors were sold pursuant to Regulation D. All of the certificates evidencing the shares issued in each of the foregoing transactions bear a restrictive legend permitting the transfer thereof only upon registration of the securities or an exemption under the Securities Act. The shares of common stock issued upon conversion of promissory notes were issued pursuant to Section 3(a)(9) of the Securities Act, as no remuneration was paid directly or indirectly for soliciting such conversions.


ITEM 27. EXHIBITS


  **1.1     --   Form of Underwriting Agreement.
    3.1     --   Certificate of Incorporation of the Registrant.
 *3.1.1     --   Form of Amendment to Certificate of Incorporation of the Registrant.
    3.2     --   By-Laws of the Registrant.
    3.3     --   Certificate of Merger of Educational Video Conferencing, Inc. (a New York Corporation) into
                 Educational Video Conferencing, Inc. (a Delaware Corporation).
    3.4     --   Certificate of Correction of the Certificate of Incorporation of the Registrant
    4.1     --   Form of Common Stock Purchase Warrant issued to investors in private placements and for services provided in connection with such private placements.
    4.2     --   Tayside Common Stock Purchase Warrant.
 ***4.3     --   Adelphi Common Stock Purchase Warrant.
    4.4     --   Form of Representative's Warrant Agreement (including Form of Representative's Warrant).
   *5       --   Opinion of FischbeinoBadillooWagneroHarding re: validity of securities.
    9.1     --   Agreement between Arol I. Buntzman and John J. McGrath dated March 4, 1997.
    9.2     --   Supplement to Agreement between Arol I. Buntzman and John J. McGrath dated May 18, 1998.

  +10.1     --   Agreement between Educational Video Conferencing, Inc. and Adelphi University for the Offering of
                 Interactive Televideo Courses dated May 13, 1997.
  +10.2     --   Agreement between Educational Video Conferencing, Inc. and The College of Insurance for the Offering
                 of Interactive Televideo Courses dated September 16, 1997.
  +10.3     --   Agreement between Educational Video Conferencing, Inc. and Mercy College for the Offering of
                 Interactive Video Conferenced and Computer Courses dated March 10, 1998.
   10.4     --   Agreement between Educational Video Conferencing, Inc. and Reliance National for the Offering of
                 Interactive Televideo courses and Distance Learning Programs dated October 7, 1998.
   10.5     --   Agreement between Educational Video Conferencing, Inc. and Citibank dated May 20, 1997.
   10.6     --   Agreement between Educational Video Conferencing, Inc. and American International Group dated
                 May 21, 1997.
   10.7     --   Agreement between Educational Video Conferencing, Inc. and Merrill Lynch for the Offering of
                 Interactive Televideo Courses and Distance Learning Programs dated June 3, 1998.
 **10.8     --   Agreement for Interactive Televideo Courses and Distance Learning Programs between Educational Video
                 Conferencing, Inc. and Travelers Indemnity Company dated July 24, 1998.
   10.9     --   Agreement between Educational Video Conferencing, Inc. and Zurich Insurance Company, U.S. dated
                 August 12, 1998 Branch for the Offering of Interactive Televideo Courses and Distance Learning
                 Programs dated August 12, 1998.
   10.10    --   Memorandum of Understanding between Educational Video Conferencing, Inc. and VSI Enterprises, Inc.
                 dated September 30, 1997.
  *10.11    --   Lease Agreement between Educational Video Conferencing, Inc. and Realty Co. (doing business as Royal
                 Realty) dated September 5, 1997 as amended.
   10.12    --   Employment Agreement between the Registrant and Dr. Arol I. Buntzman dated October 1, 1998.
   10.13    --   Employment Agreement between the Registrant and Dr. John J. McGrath dated October 1, 1998.
   10.14    --   Employment Agreement between the Registrant and Richard Goldenberg dated October 1, 1998.
   10.15    --   Employment Agreement between the Registrant and Wallace J. Caven dated October 1, 1998.
***10.16    --   Employment Agreement between the Registrant and James H. Mollitor dated October 1, 1998.
   10.17    --   Consulting Agreement between the Registrant and Arthur H. Goldberg dated March 4, 1998.
 **10.18    --   Consultant Agreement between the Registrant and William R. Coda dated October 1, 1998.
   10.20    --   Chief Executive Officer Change in Control Agreement between the Registrant and Dr. Arol I. Buntzman dated October 1, 1998.
   10.21    --   Form of Indemnification Agreement.
   10.22    --   1998 Incentive Stock Option Plan of the Registrant.
 **10.23    --   ICS Network Systems Equipment Collocation and Services Agreement dated November 20, 1997.
 **10.24    --   Agreement between the Registrant and General Reinsurance Corporation for the Offering of Interactive
                 Televideo Courses and Distance Learning Programs dated November 6, 1998.
+**10.25    --   Agreement between the Registrant and Manhattan College for the Offering of Interactive Video
                 Conferenced Courses dated November 23, 1998.
 **10.26    --   Comarketing Agreements between AT&T Corp. and the Registrant.
 **10.27    --   Tariff agreement between the Registrant and AT&T Corp. dated in June 1998.
 **10.28    --   Agreement between Arol I. Buntzman and Richard and Bonnie Goldenberg dated December 21, 1998.
 **23.1     --   Consent of Goldstein Golub Kessler LLP.
  *23.2     --   Consent of FischbeinoBadillooWagneroHarding (contained in opinion to be filed as Exhibit 5).
   23.3     --   Consent of Arthur H. Goldberg.

   23.4     --   Consent of William R. Coda.
   24.1     --   Power of Attorney (set forth on page II-5).
 **27       --   Financial Data Schedule.


------------------
  * To be filed by amendment.

 ** Filed herewith.


*** Refiled as corrected.


  + Confidential treatment has been granted with respect to the redacted portions of this exhibit.


ITEM 28. UNDERTAKINGS

     (1) The undersigned Registrant hereby undertakes that it will:

          (a) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

             (i) Include any prospectus required by Section 10(a)(3) of the Securities Act,

             (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) Include any additional or changed material information on the plan of distribution.

          (b) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (c) File a post-effective amendment to remove form registration any of the securities that remain unsold at the end of this offering.

     (2) The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue:

     (4) The undersigned Registrant hereby undertakes that it will:

          (a) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) of (4), or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

          (b) For determining any liability under the Securities Act, treat each post effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of such securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has authorized this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yonkers, State of New York on the 23rd day of December, 1998.


                                          EDUCATIONAL VIDEO CONFERENCING, INC.


                                          By:       /S/ AROL I. BUNTZMAN
                                              ----------------------------------
                                                      Arol I. Buntzman
                                                 Chairman of the Board and
                                                  Chief Executive Officer



     In accordance with the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates stated.



                SIGNATURE                                       TITLE                              DATE
------------------------------------------  ----------------------------------------------   -----------------

           /s/ AROL I. BUNTZMAN             Chairman of the Board and                        December 23, 1998
----------------------------------          Chief Executive Officer
             Arol I. Buntzman

           /S/ JOHN J. MCGRATH              President and Director                           December 23, 1998
----------------------------------
             John J. McGrath

          /s/ RICHARD GOLDENBERG            Chief Financial Officer, Secretary and           December 23, 1998
----------------------------------
            Richard Goldenberg              Director (Principal Financial Officer and
                                            Principal Accounting Officer)

                    *                                                                        December   , 1998
----------------------------------
             Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT                                                                                                     SEQUENTIAL
 NUMBER    DESCRIPTION                                                                                       PAGE NO.
--------   ----------------------------------------------------------------------------------------------   -----------
  **1.1     --   Form of Underwriting Agreement.
    3.1     --   Certificate of Incorporation of the Registrant.
 *3.1.1     --   Form of Amendment to Certificate of Incorporation of the Registrant.
    3.2     --   By-Laws of the Registrant.
    3.3     --   Certificate of Merger of Educational Video Conferencing, Inc. (a New York Corporation)
                 into Educational Video Conferencing, Inc. (a Delaware Corporation).
    3.4     --   Certificate of Correction of the Certificate of Incorporation of the Registrant
    4.1     --   Form of Common Stock Purchase Warrant issued to investors in private placements and for services provided in connection with such private placements.
    4.2     --   Tayside Common Stock Purchase Warrant.
 ***4.3     --   Adelphi Common Stock Purchase Warrant.
    4.4     --   Form of Representative's Warrant Agreement (including Form of Representative's Warrant).
   *5       --   Opinion of FischbeinoBadillooWagneroHarding re: validity of securities.
    9.1     --   Agreement between Arol I. Buntzman and John J. McGrath dated March 4, 1997.
    9.2     --   Supplement to Agreement between Arol I. Buntzman and John J. McGrath dated May 18, 1998.
  +10.1     --   Agreement between Educational Video Conferencing, Inc. and Adelphi University for the
                 Offering of Interactive Televideo Courses dated May 13, 1997.
  +10.2     --   Agreement between Educational Video Conferencing, Inc. and The College of Insurance for
                 the Offering of Interactive Televideo Courses dated September 16, 1997.
  +10.3     --   Agreement between Educational Video Conferencing, Inc. and Mercy College for the
                 Offering of Interactive Video Conferenced and Computer Courses dated March 10, 1998.
   10.4     --   Agreement between Educational Video Conferencing, Inc. and Reliance National for the
                 Offering of Interactive Televideo courses and Distance Learning Programs dated
                 October 7, 1998.
   10.5     --   Agreement between Educational Video Conferencing, Inc. and Citibank dated May 20, 1997.
   10.6     --   Agreement between Educational Video Conferencing, Inc. and American International Group
                 dated May 21, 1997.
   10.7     --   Agreement between Educational Video Conferencing, Inc. and Merrill Lynch for the
                 Offering of Interactive Televideo Courses and Distance Learning Programs dated June 3,
                 1998.
 **10.8     --   Agreement for Interactive Televideo Courses and Distance Learning Programs between
                 Educational Video Conferencing, Inc. and Travelers Indemnity Company dated July 24,
                 1998.
   10.9     --   Agreement between Educational Video Conferencing, Inc. and Zurich Insurance Company,
                 U.S. dated August 12, 1998 Branch for the Offering of Interactive Televideo Courses and
                 Distance Learning Programs dated August 12, 1998.
   10.10    --   Memorandum of Understanding between Educational Video Conferencing, Inc. and VSI
                 Enterprises, Inc. dated September 30, 1997.
  *10.11    --   Lease Agreement between Educational Video Conferencing, Inc. and Realty Co. (doing business as Royal Realty) dated September 5, 1997 as amended.
   10.12    --   Employment Agreement between the Registrant and Dr. Arol I. Buntzman dated October 1,
                 1998.

EXHIBIT                                                                                                     SEQUENTIAL
 NUMBER    DESCRIPTION                                                                                       PAGE NO.
--------   ----------------------------------------------------------------------------------------------   -----------
   10.13    --   Employment Agreement between the Registrant and Dr. John J. McGrath dated October 1,
                 1998.
   10.14    --   Employment Agreement between the Registrant and Richard Goldenberg dated October 1,
                 1998.
   10.15    --   Employment Agreement between the Registrant and Wallace J. Caven dated October 1, 1998.
***10.16    --   Employment Agreement between the Registrant and James H. Mollitor dated October 1, 1998.
   10.17    --   Consulting Agreement between the Registrant and Arthur H. Goldberg dated March 4, 1998.
 **10.18    --   Consultant Agreement between the Registrant and William R. Coda dated October 1, 1998.
   10.20    --   Chief Executive Officer Change in Control Agreement between the Registrant and Dr. Arol
                 I. Buntzman dated October 1, 1998.
   10.21    --   Form of Indemnification Agreement.
   10.22    --   1998 Incentive Stock Option Plan of the Registrant.
 **10.23    --   ICS Network Systems Equipment Collocation and Services Agreement dated November 20,
                 1997.
 **10.24    --   Agreement between the Registrant and General Reinsurance Corporation for the Offering of
                 Interactive Televideo Courses and Distance Learning Programs dated November 6, 1998.
+**10.25    --   Agreement between the Registrant and Manhattan College for the Offering of Interactive
                 Video Conferenced Courses dated November 23, 1998.
 **10.26    --   Comarketing Agreements between AT&T Corp. and the Registrant.
 **10.27    --   Tariff agreement between the Registrant and AT&T Corp. dated in June 1998.
 **10.28    --   Agreement between Arol I. Buntzman and Richard and Bonnie Goldenberg, dated December 21, 1998.
 **23.1     --   Consent of Goldstein Golub Kessler LLP.
  *23.2     --   Consent of FischbeinoBadillooWagneroHarding (contained in opinion to be filed as
                 Exhibit 5).
   23.3     --   Consent of Arthur H. Goldberg.
   23.4     --   Consent of William R. Coda.
   24.1     --   Power of Attorney (set forth on page II-5).
 **27       --   Financial Data Schedule.


------------------
  * To be filed by amendment.
 ** Filed herewith.

*** Refiled as corrected


  + Confidential treatment has been granted with respect to portions of this exhibit.